U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                    NETVOICE TECHNOLOGIES CORPORATION
                    ---------------------------------
             (Name of small business issuer in its charter)

          Nevada                                          91-1986538
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                     13747 Montfort Drive, Suite 250
                            Dallas, TX  75240
           --------------------------------------------------
           (Address of principal executive offices) (Zip Code)



Issuer's telephone number:  (972) 788-2988
                          ----------------


Securities to be registered under Section 12(b) of the Act:  NONE
                                                           ------


Securities registered under Section 12(g) of the Act:
 COMMON STOCK, $.001 PAR VALUE
 -----------------------------



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                                GLOSSARY

APPLET - A small application that performs a specific task within an operating system such as the calculator or calendar in a Microsoft Windows 97(TM) program.

BRAND EQUITY - The long-term value of a marketers brand in the marketplace (which usually occurs when customers see the brand as more than the sum of elements in the package).

CIRCUIT SWITCHING - The process of setting up and keeping a circuit open between two or more users, such that the users have exclusive and full use of the circuit until the connection is released.

COMMUNICATIONS APPLICATIONS BROWSER ("CAB") - A software application, loaded onto a computer that allows users to locate and retrieve data over the Internet and to make phone calls and send and retrieve voice, text and fax messages while browsing the World Wide Web.

DATA PACKETS - The method which information is transferred through electronic media. Information is transformed into data packets, traversed across the electronic medium and at the destination is reassembled into the original information.

DS-3 - Digital Service, level 3 is a high-speed equivalent of 28 T-1 channels and operating at 44.736 Mbps. Also called T-3.

FILTERING - The ability to limit the type of information available via the World Wide Web. A filtering device is typically used to filter objectionable information, profanity or pornography.

INTEGRATED VOICE AND DATA is the combination of voice and data signals transmitted via a single channel.

INTERNET - Several large computer networks containing information on a variety of subjects joined together over high speed data links allowing the free flow of information across the data links.

ISP - Internet Service Provider is an entity which provides Internet access to its customers typically for a fee.

LAN/WAN - Local Area Network/Wide Area Network. is a short distance data communications network used to link together computers and peripheral devices under some form of standard control. A Wide Area Network uses common-carrier provided lines that cover an extended geographical area. In contrast with LAN, this network uses links provided by local telephone companies and usually connects disparate sites.

LATAS AND INTERLATA SERVICES - Local Access and Transport Area is one of 161 local geographical areas in the US within which a local telephone company may offer telecommunications services - local or long distance. Inter LATA - Telecommunications services that originate in one and terminate in another Local Area Transport Area.

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LEMS - Law Enforcement Management Systems are proprietary software application developed and maintained by Security Telcom used to manage systems and information for jails and correctional facilities.

NOC - Networks Operation Centers are organization and systems responsible for the day-to-day care and management of a network.

NTVT - The Company's bulletin board trading symbol.

POINTS OF PRESENCE ("POPs") - are physical places within a LATA where a long distance carrier or cellular provider interfaces with the network of the local exchange carrier.

PSTN - Public Switched Telephone Network is a name which refers to a public phone company.

RBOCS - The Regional Bell Operating companies are seven RBOCs which split out of the old AT&T/Bell System by the FCC upon divestiture of the Bell Operating Companies.

REAL-TIME is a term used to describe no perceived delay in transmission of information between the actual event and the transmission of the event or information related to the event.

ROUTING is the process of selecting the correct circuit path for a message throughout a network to specific geographical locations.

SWITCHED CARRIERS are the traditional long distance carriers using the PSTN like AT&T, MCI, etc.

TELEPHONY is the science of transmitting voice, data, video or image signals over a distance via a network of a communication conduit, typically copper or fiber and hardware used to route signals.

TUNNELING is to temporarily change the destination of a packet in order to traverse one or more routers that are incapable of routing to the real destination.

UNIFIED Messaging is a telecommunications application that allows the user to retrieve a variety of messaging mediums, i.e. Voicemail, e-mail and fax from one unified box. Messages can be retrieved via phone or e-mail.

VOIP NETWORK is the Voice over Internet Protocol Network. It is a communications network utilizing Internet Protocol technology in the delivery of voice and data transmissions. Internet Protocol technology uses packet switching to deliver voice and rata rather than the traditional method of circuit switching.

WWW.NETVOICE.NET is the NetVoice Technologies Corporation URL.

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                                 PART I

     IN THIS REGISTRATION STATEMENT THE TERMS "NETVOICE," "COMPANY," "WE," "US" AND "OUR" REFER TO NETVOICE TECHNOLOGIES CORPORATION AND OUR WHOLLY
OWNED SUBSIDIARIES, NETVOICE TECHNOLOGIES, INC. AND NETLD.COM, INC.  WE
REFER TO NETVOICE TECHNOLOGIES, INC. AS NVT, INC.; WE REFER TO NETLD.COM,
INC. AS NLD; AND WE REFER TO OUR $.001 PAR VALUE COMMON STOCK AS COMMON STOCK.

ITEM 1.  DESCRIPTION OF BUSINESS.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Registration Statement constitute forward-looking statements. These statements involve known and unknown risks, significant uncertainties and other factors what may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, ability to repay debt to noteholders, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" including, but not limited to, "Our limited operating history," "Our operating losses, current liabilities of $4.1 million and anticipate losses will continue and increase in the foreseeable future," "We intend to pursue multiple streams of revenue," "We may experience difficulties managing our expanding operations," "We may fail to establish and maintain strategic relationships" and "We are dependent on sales agents to market and distribute our products and services.

HISTORY

     Our Company is a Nevada corporation. We and our wholly-owned operating subsidiary, NetVoice Technologies, Inc., a Nevada corporation, have executive and operating offices at 13747 Montfort Drive, Suite 250, Dallas, Texas 75240. Our telephone number is (972) 788-2988. Our e-mail address is www.NetVoice.net.

     The Company was incorporated as Eastco, Inc. in the State of Nevada on June 16, 1977. The Company became a publicly held corporation with limited unsuccessful operations, principally in the mining industry, until it became dormant in 1986. On December 8, 1997, the Company's name changed to Blue Pines, Inc., and again on August 11, 1998, the Company changed its name to NetVoice Technologies Corporation and commenced operations in its present form.

     On August 13, 1998, the Company concluded a reorganization agreement with NVT, Inc. Pursuant to the reorganization agreement, the Company issued 3,000,000 shares of our common stock to the six shareholders, in exchange for all of the outstanding shares of common stock of NVT, Inc. As a result of concluding the reorganization agreement, NVT, Inc. became a wholly owned subsidiary of the Company, and the six former shareholders of NVT, Inc. became the holders of approximately 75 percent of our outstanding shares of common stock. See "Principal Shareholders" and "Certain Transactions."

     Our wholly owned subsidiary, NVT, Inc., was incorporated in Nevada on June 30, 1998, and is the successor company to a Texas limited liability company organized in December, 1997, for the purpose of developing, acquiring and operating telephone communication facilities and networks that were intended to transmit voice over the Internet utilizing conventional and Internet technologies.

     NetLD.com, Inc. was incorporated in the State of Nevada as a wholly owned subsidiary of the Company on October 14, 1999. This corporation was initially formed for the purpose of conducting the traditional long distance telephone services of the Company. Currently, we have had no activity in this subsidiary and it is not anticipated traditional long distance will be pursued as part of our business model. We may disband this entity or use it for other corporate purposes as yet to be determined.

OVERVIEW

     We are a provider of voice transmission over the Internet, which allows our customers to make high-quality, low-cost telephone calls on their personal computers or traditional telephones with a technology known as Voice over Internet Protocol ("VoIP"). The technology has advanced so that we now communicate from:

     *    one personal computer to another

     *    personal computer to a conventional telephone

     *    conventional phone to conventional phone

     We commenced offering our long distance Internet services during the past year as part of our current business plan. We have aggressively been deploying VoIP gateways in 25 markets located throughout the United States with leading manufacturers such as Cisco Systems, Inc. and leading Internet backbone suppliers. Currently each market has sufficient capacity to provide 50 million minutes of communication time per year.

     Our goal is to expand our gateway network after an assessment of locations which provide high potential traffic and investigate new VoIP applications and develop new installation sites.

INDUSTRY BACKGROUND

     The Internet is experiencing unprecedented growth as a global medium for communications and commerce. International Data Corporation estimates that the number of Internet users worldwide will grow from approximately 142 million at the end of 1998 to 399 million by the end of 2002. These users are increasingly using the Internet as a communications medium. A recent study by E-Marketer, a market research firm, estimated that 9.4 billion e-mail messages are delivered daily. Instant text communication through online "chat" rooms is also gaining widespread acceptance.

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     Online commerce is also becoming widely accepted as a means of doing business, however, projections for Internet commerce growth involve a multitude of variables, many of which cannot be readily predicted. According to International Data Corporation, Internet users worldwide purchased more than $50 billion of goods and services in 1998. International Data Corporation projects that commerce over the Internet will grow to approximately $1.3 trillion in 2003. Projections for Internet commerce growth involve a multitude of variables, none of which can be reliably predicted.

     The use of the Internet to make long distance calls will enable consumers the ability to talk directly to online sellers and facilitate the online purchasing experience at lower prices. We feel Internet long distance will become an important component of online purchasing and communicating with customers.

EMERGENCE OF INTERNET TELEPHONY

     Internet telephony has emerged as a low cost alternative to traditional long distance calls. International Data Corporation projects that the Internet telephony market will grow rapidly to over $23.4 billion in 2003, from approximately $1.1 billion in 1998. According to Wired magazine, VoIP Telephony will be 135 billion minutes by 2004, up from 2.7 billion today.

     Internet telephone calls are currently less expensive than traditional long distance calls primarily because the technology by which Internet phone calls are made is more cost-effective than the technology by which traditional long distance calls are made. Also, calls carried over the Internet or our network bypass a significant portion of long distance tariffs and taxes. See "Regulation of the Internet" for a more detailed description.

     We use a technology called "packet-switching" to break voice and fax calls into discrete data packets, route them over the Internet or our network and reassemble them into their original form for delivery to the recipient. Traditional long distance calls, in contrast, are made using a technology called "circuit switching" which carries these calls over international voice telephone networks. These networks are typically owned by governments or carriers who charge a tariff for their use. Circuit switching requires a dedicated connection between the caller and the recipient that must remain open for the duration of the call. As a result, circuit-switching technology does not allow multiple conversations to be carried over the same line. The greater efficiency involved in packet-switching technology creates network cost savings that can be passed on to the consumer in the form of lower long distance rates.

INTEGRATION OF VOICE INTO THE INTERNET

     We believe that Internet telephony offers significant benefits to consumers and businesses beyond long distance cost savings. The technologies that enable Internet telephony can be applied to integrate live voice capabilities into the Web. We believe that this integration can enhance the potential for the Internet to become the preferred medium for both communications and commerce. For example, the integration of voice into the Web could supplement existing text-based modes of Internet communication such as e-mail and online chat by adding a live, secure, low-cost or free voice alternative. We believe that this will be attractive both to

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consumers and businesses and allow us to combine our long distance network, Internet access and voice telephony into a single business model.

     In addition, voice-enabling the Web should give Internet shoppers the ability to speak directly with customer service representatives of online retailers in order to ask questions and alleviate concerns about online security. This may increase the probability that a sale is made and may give online retailers a key competitive advantage by providing them with opportunities to sell higher margin and additional products to these customers. Voice-enabling a commercial Web site may also give online retailers the ability to provide more responsive customer support and service.

     Integrating live voice capabilities into the Web would also enable Internet companies to offer enhanced communications services, such as providing Internet users with a central source for retrieving voicemail, e-mail, faxes and pages. We believe this would allow these companies to attract more users to their sites and to increase the amount of time these users spend on their sites. This increased usage will allow these Internet companies to attract advertisers and secure higher advertising rates, thereby increasing revenue.

LIMITATIONS OF EXISTING INTERNET TELEPHONY SOLUTIONS

     The growth of Internet telephony has been limited to date due to poor sound quality attributable to technological issues such as delays in packet transmission and network capacity limitations. However, recent improvements in packet-switching technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions. In addition, the use of private networks to transmit calls as an alternative to the public Internet is helping to alleviate network capacity constraints. Finally, the emergence of new Internet access technologies, such as high-speed modems, are addressing local Internet access issues.

     Several large long distance carriers, including AT&T and Sprint, have announced Internet telephony service offerings. However, to date certain of these announced service offerings have not been deployed on a large scale. Many also require users to purchase other telecommunications services such as voice messaging and Internet access. Smaller Internet telephony service providers also offer low-cost Internet telephony services from personal computers to telephones and from telephones to telephones. These services, however, are available only in limited geographic areas and require payment by credit card which may preclude many international customers from signing up for these services. We also believe that existing Internet telephony service providers rely upon technologies and systems that lack large-scale billing, network management and monitoring systems, and customer service capabilities required for the integration of voice communication into the Web.

     In addition, many companies currently provide Internet telephony software and services that allow Internet telephone calls to be made between personal computers. However, most of these companies require both the initiator and the recipient of the call to have the same software installed on their personal computers and to be online at the same time.

OUR SOLUTION

     We will deliver high-quality Internet and telephony services to consumers and businesses. Our solution provides the following benefits to our customers:

     * NATIONAL NETWORK. Currently we offer service to 25 markets and are expanding to a nationwide network. Through our network that includes 25 points of presence (POP's) we are able to offer dial up Internet service in 13 major markets and full service domestic long distance nationwide. As we expand our network our costs will continue to significantly decrease while we continue to offer coast to coast access.

     * LOW COST. Our services allow our customers to make telephone calls, often at a fraction of the cost of traditional long distance service. Because the technology that enables long distance calls to be routed over the Internet is more cost-effective than the technology by which traditional long distance calls are made, we are able to charge lower rates than traditional long distance carriers.

     * HIGH VOICE QUALITY. We offer high voice and data transmission quality through our packet-switching network, which reduce packet loss and delay, route packets efficiently and perform quality-enhancing functions, such as echo cancellation. We intend to continue to enhance the voice quality of our services as our customer base and business grow.

     * EASE OF USE AND ACCESS. Our services are designed to be convenient and easy to access. Access to our network for organizational and reseller customers is 100% seamless after network initiated implementation.

     * RELIABLE SERVICE. Our network is reliable because its design is technologically advanced. Fault tolerant design allows us to expand our network and add capacity by adding switches and gateways to the existing network. Our system also provides seamless service and high-quality voice transmission through our ability to dynamically reroute packets if problems arise. We believe that our ability to provide reliable service is essential to the success of the company.

OUR STRATEGY

     While a large number of VoIP companies have been formed in recent years, most VoIP companies focus on the build out and development of international VoIP networks, in the effort to capture an ever shrinking high margin revenue base. Little attention has been given to domestic VoIP with bundled service offerings. We believe that, in this very competitive landscape offering many voice and data transmission options, leasing time (or purchasing minutes) on VoIP networks will quickly become a commodity business, as the various competitors whittle margins to gain growth and market share. We feel it is imperative to not only offer a quality, nationwide network but to also be an aggressive marketing organization seeking to provide value added products and services. The following points can summarize our overall strategy:

NETWORK STRATEGY

     * Build out POP's (points of presence) across the United States in major cities and grow into markets dominated by the largest long distance carriers;

     * Attract large carrier customers as a means to push telephony usage minutes through our network; and

     * Focus on the domestic and international market through strategic relationships.

MARKETING STRATEGY

     * Search for additional value added products and services in telephony and forms of communications for our product portfolio;

     * Focus on purchasing or licensing products from outside development organizations; and

     *    Promote significant effort towards building brand name awareness.

WEBSITE STRATEGY

     We anticipate that in February 2000, the new NetVoice website will be completed. Our website will be designated to provide our customers a fully-functional site with e-commerce, marketing and content with information tailored to their communication needs. Highlights of the website and customized links will include:

     * CollegiateLD.com., a fully functional e-commerce and provisioning web site focusing on selling Internet and telephony related products into the college market;

     * ResidentialLD.com., a fully functional e-commerce and provisioning site focusing on selling Internet and telephony related products into the residential market;

     * CorporateLD.com, a marketing site focusing on driving interest in NetVoice corporate solutions;

     * Agents corner - information for existing agents and recruiting information; and

     * Account Information - full, real time access to account information, provisioning and deactivation.

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OUR NETWORK

     Voice transmission over the Internet is of very recent origin and was initially limited to communication from one personal computer to another. The technology enabling such communication is known as Voice over Internet Protocol or "VoIP". This technology has become so advanced as to enable voice communication over the Internet.

     *    from one personal computer to another

     *    from a personal computer to a conventional telephone

     *    from a conventional telephone instrument to another such instrument

CURRENT NETWORK

     We have provided long distance services over the Internet for the past year. We have been working on an aggressive schedule to increase the size of our network, establish alliances with other long distance carriers with existing networks, exploit our current installations, and generally attempt to capture a larger portion of the long distance market. Our VoIP gateway network is expanding in multiple geographic locations. We currently have operational gateways in 25 markets:

   Albuquerque    Fort Worth              New Jersey        San Antonio
   Atlanta        Houston                 New Orleans       Tampa
   Austin         Jacksonville            New York          Tulsa
   Chicago        Kansas City             Oklahoma City     Waco
   Dallas         Little Rock             Omaha
   Denver         Los Angeles             Phoenix
   El Paso        Miami/Ft. Lauderdale    Portland

     Our largest markets are in Dallas, Houston, Miami/Ft. Lauderdale, Atlanta, Chicago, Los Angeles, Tampa and New York. These markets each have the capacity of 7 to 10 million minutes per month. Our second tier consists of San Antonio, Portland, Denver, Kansas City, Jacksonville and Phoenix. These markets have the capacity of 1.0 million minutes per month. The remaining markets have the capacity of 500,000 minutes per month. Currently, we are only utilizing approximately 4.0 million minutes per month for all locations which is below our breakeven of 50 million per month.

     In each of the foregoing operating cities we utilize our VoIP gateways, acquired from leading manufacturers such as Cisco Systems ("Cisco"). Our Internet telephony services are provided by a combination of our own leased fiber, leased PSTN facilities and leased Internet services from leading Internet backbone suppliers.

NETWORK EXPANSION

     Our current expansion plans are as follows:

     *    Expand existing long distance traffic utilizing the Internet

     *    Establish new installation sites

     *    Evaluate sites for needed upgrades

     *    Maintain existing hardware and software

     *    Investigate additional applications for VoIP

     We are planning to have our VoIP gateways installed in 50 cities by the end of 2000. The bulk of the equipment costs will be financed through Cisco's financing program for small businesses and additional private and public equity and/or debt offering. Currently our revenues do not exceed network costs and we experience short falls each month requiring additional infusions of capital which may or may not be available in the future.

NETWORK ADVANTAGES

     The principal advantages of our use of the Internet and the VoIP network:

     * Utilization of packet-switching technology that converts natural voice into data packets that are transmitted over our network to our destination gateways where the packets are returned to natural voice.

     * Cost savings that we can pass on to our customers in the form of lower long distance charges.

     * Ability to transmit faxes routed over our VoIP network without purchasing additional hardware or software.

     * Delivery of high voice quality and faxes transmitted without delay with immediate delivery confirmation.

CONTRACTUAL RELATIONSHIPS

     We have entered into certain contractual relationships to provide our customers communication products and establish a high quality VoIP network. These include:

     * CISCO SYSTEMS, INC. We utilize a Cisco Systems Powered Network(TM) that uses a technology called "packet-switching" to break voice and fax calls into discrete data packets, route them over the Internet or our network and reassemble them into their original form for delivery to the recipient. This greater efficiency creates network cost savings that can be passed on to the consumer in the form of lower long distance rates. Our relationship with Cisco allows us to benefit from their newly-developed products and services as they become available.

     * VIRTUALPLUS, INC. Virtualplus, Inc.("Virtualplus") is a leading supplier of outsourced, value-added, enhanced telecommunications service to the Internet and telecommunications industries. The company was formed in 1995, when it designed a voicemail and fax distribution system. This system was later migrated onto the Internet and within this process the Internet's first unified messaging system was created. The Virtualplus services include Messagepoint, Messagejet and JustPhone and are available worldwide in over 100 area codes. Pursuant to our agreement, NetVoice is able to distribute the Virtualplus unified messaging products privately labeled under the NetVoice name.

     * SIGN-UP SERVER. Sign-Up Server(TM) provides back end technical capabilities for ISPs. Providing all server space, tunneling, filtering, NOC facilities and technical service to end customers, Sign-Up Server(TM) allows ISPs to simply manage their front end - web development, marketing and content. The Company and Sign-Up Server(TM) will jointly market Internet service with private branding capabilities through our combined network of agents.

     * LEVEL 3 COMMUNICATIONS, INC. Our contractual relationship for co-location with Level 3 Communications. allows NetVoice to offer high quality voice communications at a lower cost over a managed VoIP network. In utilizing Level 3's co-location facilities and IP CrossRoads products, we will have access to sufficient bandwidth on demand that will allow us the ability to meet increased demand for rapid growth and flexibility in managing the cost of our network.

     * DUNCAN & HILL, INC. Duncan & Hill, Inc. is a Chicago based communications marketing company that attempts to create results-based advertising programs destined to achieve increases in sales, traffic and awareness for products and services. They will assist us in the development of marketing initiatives including logo redesign, product positioning, promotional activities and all marketing communications plans.

PRODUCTS AND SERVICES

VoIP

     Currently, substantially all of our revenues come from sales of high volume minutes to large long distance carriers transmitted over our VoIP network and pre-paid calling companies. Revenues derived from carrier sales and sales to prepaid calling companies constituted $443,000 in 1999, and comprised 73% of our total revenues. The remaining 27% of our revenue was from our abandoned traditional long distance traffic. Currently, our revenues do not exceed our costs and we have been financing the shortfalls with outside, private financing.

     Based on available funding, it is our intention to enter into the corporate market beginning in the second quarter 2000 to deliver voice, internet, data and video conferencing to small- and medium-size businesses. Our existing network is capable of handling this varied traffic at its present size. We will market these services through a to be developed, in-house sales staff and independent agents.

INTERNET SERVICE

     We offer dial up Internet access in our gateway cities and dedicated Internet service to our corporate customers. We will also host all Internet service back office functions to order virtual ISP capabilities to our customers including radius servers, filtering, e-mail, technical support and billing. Internet service can be provided under the NetVoice name or can be private labeled for our customers.

     As previously noted, we have entered into an agreement with Virtualplus, Inc., the world's largest provider of unified messaging with over 500,000 virtual mailboxes under their management. We will distribute this service on a private label basis under our Company's name and logo. This service allows the user to pick up voicemail, e-mail and fax from a single unified box.

PRE-PAID LONG DISTANCE CALLING CARDS

     Currently we are focusing on selling prepaid long distance calling cards to the college student market. To date, this market has only been tested on a small scale. Our initial, informal investigation has indicated this market to be viable for the following reasons:

     * The cost of acquiring these customers is relatively low due to geographical consolidation.

     *    Campus newspapers and other media expenses are relatively low.

     *    Our sales personnel have easy access to students.

     * The students are characteristically well acquainted with the Internet, and, therefore, receptive to our offering of long distance calling on the Internet.

     * These college and university students (and their parents) are also receptive to the convenience of purchasing minutes by accessing our website and/or calling our 800 telephone number.

THE NETVOICE COMMUNICATION APPLICATION BROWSER

     We currently have under development the NetVoice CAB, an Internet browser that allows the user to have access to a suite of communication functions such as long distance and fax while browsing the world wide web. Access to all functionality features of the browser will be available in the borders of the screen while it runs in the center of the screen. Functionality features include:

     * Free PC to PC calls provided both parties have our browser downloaded onto their PC's;

     * Address book with ability to import address book from Microsoft Outlook(TM);

     *    Unified messaging capabilities;

     *    Search engine access; and

     * Access to "favorites" much like traditional Internet bookmarking functionality.

     Our browser will be distributed free of charge and downloaded via our Company website or through marketing agreements.

SALES, MARKETING AND DISTRIBUTION

     Our strategy for building a viable position in the Internet telephony market includes the following key elements:

     *    Marketing our services through multiple channels;

     *    Pursuing multiple sources of revenue;

     *    Enhancing brand recognition;

     *    Expanding and enhancing our products and services; and

     * Pursuing acquisitions of other telecommunications companies to expand our revenues and technological base.

INTERNET SERVICE PROVIDERS MARKETS

     We expect to offer virtual ISP services and will distribute VoIP products to ISP's to distribute to their consumer and business customers. These products will offer revenue-generating opportunities for the ISP's as well as their e-commerce customers. We will attempt to seek out products that allow us to co-brand with our NetVoice logo.

CORPORATIONS

     Corporations are focused on cost cutting opportunities and communication improvements that allow information systems to be both simplified and enhanced as a means to stay competitive. Accordingly, we believe this segment will readily embrace the cost savings and enhanced services that VoIP can offer over existing LAN's/WAN's.

RESIDENTIAL

     While the residential VoIP market may be difficult to penetrate due to high customer acquisition costs vs. number of minutes purchased per customer, we believe there are niche residential areas which we can enter with relatively low competition and marketing costs, while allowing us to build a brand name recognizable by the typical consumer. As NetVoice Technologies grows we can use these niche segments as a launching pad from which to enter the general residential market. The initial residential niches may include the college market, which affords access to opinion leaders and early adapters to new technology.

WHOLESALE MARKET

     The wholesale market consists of agents, carriers and pre-pay service providers. All entities requiring large volume of minutes at low costs are our potential customers, including the more traditional long distance PSTN carriers who can resell our minutes with a higher margin than PSTN minutes. We feel that we are uniquely poised to capture clients in this segment, because of our ability to offer lower cost minutes, due to the current lack of regulation in our technology and consequent absence of tariffs, which many of our potential customers in this segment cannot avoid on their own networks.

DISTRIBUTION CHANNELS

     IN-HOUSE SALES

     We currently have two, full time individuals whose responsibilities are sales and marketing. It is our intention, as funds become available, to hire more sales personnel who will be based in our Dallas office.

     AGENTS

     We intend to expand our use of existing long distance and telephony agent networks as a means to sell our low cost, high quality VoIP products to carriers, pre-pay providers, institutional organizations and corporations.

     WORLD WIDE WEB

     Virtual agents will be sought, as a means to distribute VoIP minutes via ISP's, and in turn individual e-commerce web sites. E-commerce web sites operated by virtual agents can sell our products as revenue generating opportunities for their site and NetVoice Technologies.

     Through targeted advertising and word of mouth, we intend to direct customers to purchase low cost long distance services via our website. We plan to initially drive our website sales to universities and colleges. This very price sensitive market segment is an ideal potential revenue stream due to their need for low cost long distance and the relatively inexpensive access to a university population. Low cost college newspaper and radio advertising as well as on-site visits allow us to quickly and inexpensively reach this segment with our message. Also, across the board access and acceptance of Internet usage for the typical college student will drive on-line registration and purchase of products through our website. We believe this segment will find our program attractive due to our ability to offer low prices.

TECHNOLOGY

     As discussed above, we are currently developing a communications applications browser that allows the user to have access to a suite of on line communications devices and other functionality while browsing or searching the world wide web. Our browser will be distributed to the end user for free via our websites. This browser will be designed to allow the NetVoice logo to appear on users desktops which will build brand awareness while the applet will allow NetVoice to have access to these users as we market Internet and Telephony related products and services.

CUSTOMERS

     During the fiscal year ending December 31, 1998, IXC Communications, Inc. (formerly Coastal Telephone, Inc.) ("IXC") accounted for approximately 61% of our total revenues and for the subsequent nine (9) month period ended September 30, 1999, IXC accounted for 24% of our revenues. Caprock Communications Corporation and World Access, Inc. accounted for 16% and 23% of our revenues, respectively during the most recent nine month period. We do not believe the loss of these customers would have a significant impact on our revenues in the year 2000 due to our current marketing efforts to other large customers.

REGULATION

REGULATION OF INTERNET TELEPHONY

     The use of the Internet to provide telephone service is a recent market development. Currently, the Federal Communications Commission is considering whether to impose surcharges or additional regulations upon certain providers of Internet telephony. On April 10, 1998, the FCC issued its report to Congress concerning the implementation of the universal service provisions of the Telecommunications Act. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone Internet telephony are properly classified as information services or as telecommunications services. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a definitive pronouncement, but that the record suggested that certain forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet telecommunications services and lack the characteristics that would render them information services. If the FCC were to determine that certain services are subject to FCC regulation as telecommunications services, the FCC may require providers of Internet telephony services to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. Such a determination would have a material adverse effect on the price structure for the Company's VoIP services. It is also possible that some services may be regulated by the FCC differently. In addition, the FCC sets the access charges on traditional telephony traffic, and if it reduces these access charges, the cost of traditional long distance telephone calls will probably be lowered, thereby decreasing some of our competitive pricing advantage.

     In September 1998, two regional Bell operating companies, U S WEST and BellSouth, advised Internet telephony providers that the regional companies would impose access charges on Internet telephony traffic. In addition,
U S WEST has petitioned the FCC for a declaratory ruling that providers of interstate Internet telephony must pay federal access charges, and has petitioned the public utilities commissions of Nebraska and Colorado for similar rulings concerning payment of access charges for intrastate Internet telephone
calls.   At this time, it is not known whether these companies, U S WEST and BellSouth, will actually impose access charges or when such changes will become effective. If these companies succeed in imposing access charges, such changes are expected to reduce the cost savings afforded by Internet telephony as compared to traditional telephone service. Access charges would materially adversely affect the development of our Internet telephony business. In February 1999, the FCC adopted an order concerning payment of reciprocal compensation, which provides legislative support for a possible future finding by the FCC that providers of Internet telephony must pay access charges for at least some subset of Internet telephony services. If the FCC were to make such a finding, the payment of access charges could materially adversely effect our business, results of operations and financial condition. Many of our competitors are lobbying the FCC for the imposition of access charges on Internet telephony traffic.

     To our knowledge, there are currently no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. State public utility commissions may retain jurisdiction to regulate the provision of intrastate Internet telephony services. A number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Many countries permit but
regulate Internet telephony.   If Congress, the FCC, state regulatory
agencies or foreign governments begin to regulate Internet telephony, such regulation may materially adversely affect our business, financial condition or results of operations.

REGULATION OF THE INTERNET

     Congress has recently adopted legislation which regulates certain aspects of the Internet, including online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. In addition, federal, state, local and foreign governmental organizations currently are considering other legislative and regulatory proposals which would regulate the Internet. Increased regulation of the Internet may decrease its growth and eliminate or reduce its competitive advantage, which may increase the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition.

     The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain expensive procedures to disclose and notify users of privacy and security policies, obtain consent from users for certain collection and use of information and to provide users with the ability to access, correct and delete personal information stored by the company. These regulations may also include enforcement and redress provisions. There can be no assurance that we will adopt policies that conform with any regulations adopted by the FTC, or that our cost will remain competitive after adopting compliance procedures. Moreover, even in the absence of those regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a similar investigation or the FTC's regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers. We may increase our regulatory risk by targeting university populations, despite the attractiveness of this market segment. Any of the foregoing adverse regulatory developments would materially adversely affect our business, results of operation and financial condition.

     Recently, the European Union adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, citizens of the European Union are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect United State companies that collect information over the Internet from individuals located in European Union member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In particular, companies with offices located in European Union countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of entities such as us that may engage in data collection from users in European Union member countries.

EMPLOYEES

     As of January 4, 2000, we had fifteen (15) full time employees, including six (6) technical personnel, two (2) in sales and marketing and seven (7) in management and finance. As noted elsewhere in this Report, a top priority of our marketing strategy is to hire additional sales personnel in an attempt to create additional traffic for the network.

RISK FACTORS

     The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. Other information set forth in this Report, including our consolidated financial statements and the related notes detail other risks effecting our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS

     Although the Company was incorporated in June 1977, we only began operations in January of 1998 when we acquired NVT. Therefore, we have only a limited operating history. As an early stage company in the new and rapidly evolving Internet telephony market, we face numerous risks and uncertainties. Since commencement of operations, we have primarily been investing our capital into the expansion of our network. We will be unable to continue the expansion of our network without the proceeds from future private and/or public financing. Our limited operating history does not provide meaningful historical financial or operational information upon which to make plans or forecasts. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF OPERATING LOSSES, CURRENT LIABILITIES OF $4.1 MILLION AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE

     We have incurred net losses of $1,723,367 for the year ended December 31, 1998 and approximately $2,673,446 for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $4,396,813 and current liabilities of $4.1 million which includes notes due to noteholders in year 2000. The Company has never had any profits. We expect to continue to incur operating losses for the foreseeable future. We expect that operating and marketing expenses will increase significantly during the next several years. In order to achieve and maintain profitability, we will need to generate significant revenue and we cannot assure you that we will generate sufficient revenue for profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability. If revenue grows more slowly than we anticipate or if operating and marketing expenses exceed our expectations or cannot be managed in proportion to revenues, our business, results of operations and financial condition will be materially adversely affected.

WE INTEND TO PURSUE MULTIPLE STREAMS OF REVENUE, MANY OF WHICH ARE UNPROVEN

     To date, we have generated revenue from routing minutes of use of our services over the Internet and to a limited degree from the sale of traditional one-plus long distance. In the future, we intend to pursue new revenue streams by leveraging our Internet telephony network to integrate real-time voice communication capabilities into the Web. For example, we intend to pursue new Web-based revenue opportunities from personal computer to phone applications, as well as offering integrated voice and data service to corporations. We intend to market our various products as single packages to various groups of end-users. We have no experience in the specific markets we intend to enter and have never generated revenues from this type of business. We intend to devote significant capital and resources to create these new revenue streams and we cannot ensure that our investments will be profitable. To be successful, we must, among other things, develop and market products and services that achieve broad market acceptance by individuals, businesses, online retailers and advertisers.
We cannot assure you that the market for our new products and services will develop or that demand for our new products and services will emerge, grow or generate sufficient revenue to become profitable.

WE MAY HAVE DIFFICULTIES MANAGING OUR EXPANDING OPERATIONS, WHICH MAY REDUCE OUR CHANCES OF ACHIEVING PROFITABILITY

     Our expected growth will place a significant strain on our managerial, operating, financial and other resources. We expect this rapid growth to continue and expect these strains to continue over time. Our future performance will depend, in part, on our ability to manage this growth effectively. To that end, we will have to undertake the following tasks, among others:

     * develop our operating, administrative and financial and accounting systems and controls;

     * improve coordination among our engineering, accounting, finance, marketing and operations personnel;

     *    enhance our management information systems capabilities; and

     * hire and train additional qualified personnel, including personnel with technical skills and experience which we do not now have.

     We cannot assure you that we will be able to accomplish these tasks, and if we are unable to accomplish any of them, our business would be materially adversely affected.

A FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS COULD LIMIT OUR ABILITY TO INCREASE OUR SALES

     We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with leading Internet companies and computer hardware and software companies, as well as with key marketing distribution partners. If any of our strategic relationships are discontinued, sales of our products and services and our ability to maintain or increase our customer base may be substantially diminished. We will depend on these relationships to:

     *    distribute our products to potential customers;

     *    increase usage of our services;

     *    build brand awareness; and

     *    cooperatively market our products and services.

WE WILL DEPEND ON AGENTS TO MARKET AND DISTRIBUTE OUR PRODUCTS AND SERVICES AND TO PROVIDE LOCAL CUSTOMER SUPPORT

     We must forge new relationships with agents in markets where our products and services are not adequately marketed and maintain and deepen relationships in those markets where we seek greater penetration. Agents also typically provide local customers with front-line support. If we hire an agent who fails to market our products and services effectively, or fails to provide adequate front-line customer support, we could lose market share. Additionally, if an agent provides poor customer service, we could lose brand equity. Therefore, we must maintain and hire additional agents that are capable of providing high-quality sales and service efforts. The loss of an agent in a key market, or the failure of a current or future seller to adequately provide customer support could materially adversely affect our business, results of operations and financial condition.

COMPETITION COULD REDUCE OUR MARKET SHARE AND DECREASE OUR REVENUE

     The market for our services has been extremely competitive, and is expected to remain extremely competitive for the foreseeable future. Many companies offer Internet telephony products and services, and many of these companies already have a substantial presence in this market in which we are only a recent entrant.

     In addition, a number of large telecommunications providers, such as ICG Commun-ications, IPVoice.com, ITXC, RSL Communications (through its Delta Three subsidiary) and ibasis, Inc., route Internet telephony traffic to destinations on a worldwide basis, while our operations are focused on the United States only. In addition, major long distance providers, such as AT&T, Deutsche Telekom, Frontier, MCI WorldCom, Qwest Communications and Net2Phone, as well as other major companies such as Motorola and Intel, have all entered or plan to enter the Internet telephony market. Many of our competitors are larger than us and have substantially greater financial, distribution and marketing resources than we have. We cannot be certain that we will be able to compete successfully in the developing Internet telephony market.

WE FACE PRICING PRESSURES, WHICH MAY LESSEN OUR COMPETITIVE PRICING ADVANTAGE

     Any success of our product and service offerings must be based on our ability to provide discounted voice communications by taking advantage of cost savings achieved through Internet telephony. In recent years, the price of traditional domestic and international long distance calls has been declining. In response to these declines, we have lowered the price of our service offerings. Should prices of traditional long distance calls decline to a point where we no longer have a price advantage over our competitors, we would lose our anticipated significant competitive advantage and would have to rely on factors other than price to differentiate our product and service offerings. If we fail to do so, our business could be materially adversely affected.

WE NEED TO HIRE AND RETAIN PERSONNEL TO SUSTAIN OUR BUSINESS

     Our performance is highly dependent on the continued services of our executive officers and other key personnel, the loss of any of whom could materially adversely affect our business, results of operations and financial condition.

     We need to attract and retain other highly skilled technical and managerial personnel, for whom there is intense competition. Certain of such individuals must have skills and experience, which we do not have. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The inability to attract and retain qualified technical and managerial personnel would materially adversely affect our business, results of operations and financial condition.

WE MAY NOT SUCCEED IN DEVELOPING OUR BRAND AND NAME RECOGNITION

     We believe we must establish and maintain a brand and name recognition in order to attract and expand our targeted client base. We believe the importance of reputation and name recognition will increase as competition increases in the Internet telephony market. Promotion and enhancement of our name will depend on the effectiveness of our marketing and advertising efforts. Success in establishing brand and name recognition will also depend upon our success in continuing to provide high-quality products and services. We cannot assure you that our advertising, marketing or quality control efforts will be successful. If our customers do not perceive our service to be effective or of high quality, our brand and name recognition would be materially adversely affected.

WE DEPEND ON OTHER TELECOMMUNICATIONS CARRIERS TO ROUTE OUR TRAFFIC

     We do not own any local exchange transmission. All of the telephone calls made by our customers are connected at least in part through leased transmission facilities. In addition, national telephone companies may not be required by law to allow us to lease necessary transmission lines and may be unwilling to enter into such agreements on a cost-effective basis, considering terms and price. Further, even if applicable law requires national telephone companies to lease transmission lines to us, we expect to encounter delays of unknown duration in negotiating leases and interconnection agreements, and commencing operations. Additionally, disputes may arise, relating to pricing, terms and billing, after commencing operations.

     In the United States, the providers of local exchange transmission facilities are generally the incumbent local exchange carriers, including the regional Bell operating companies. The permitted pricing of local exchange facilities that we lease in the United States is subject to uncertainties. The Federal Communications Commission issued an order requiring local exchange carriers to establish a pricing standard for those facilities that may be charged to competitors and the United States Supreme Court recently upheld the FCC's jurisdiction in this regard. However, the incumbent local exchange carriers can be expected to bring further legal challenges to the FCC's decision. If they succeed, the result may be to increase our cost to obtain incumbent local exchange carrier facilities.

     Local exchange carriers from which we intend to lease facilities are also our competitors, such as the regional Bell operating companies. We generally lease lines on a fixed-cost basis. These include leases of transmission capacity for point-to-point circuits on a monthly or longer-term fixed-cost basis. There is every reason to expect that our local telephone operating company competitors will have advantages, including a lower internal price and greater transmission capacity than that expected to be available to us.

OUR SYSTEMS MAY NOT ACCOMMODATE SIGNIFICANT GROWTH IN THE NUMBER OF USERS

     Our success depends on our ability to handle a large number of simultaneous calls. We expect that the volume of simultaneous calls will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our traffic. We cannot assure you of our ability to efficiently manage a large number of simultaneous calls. If we are not able to maintain an appropriate level of operating performance, or if our service is disrupted, then we may develop a negative reputation and our business, results of operations and financial condition would be materially adversely affected.

BECAUSE WE ARE UNABLE TO PREDICT THE VOLUME OF USAGE AND OUR CAPACITY NEEDS, WE MAY ENTER INTO DISADVANTAGEOUS CONTRACTS

     Our business plan projects that the number of calls that we handle over our network will continue to grow in the future. If our plans are realized, we may be required to enter into additional long-term agreements for leased capacity. To the extent that we over-estimate the anticipated volume of calls, we may become obligated to pay for more transmission capacity than we actually use, resulting in our incurring costs without achieving corresponding revenue. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity through more expensive means because the capacity is added prior to our expected delivery time. We cannot assume that such capacity will be available either on a planned or emergency basis. The occurrence of either over-estimation or under-estimation of capacity needs could significantly reduce our operating margins.

OUR NEED FOR AND AVAILABILITY OF ADDITIONAL FUNDS

     Due to our limited operating history, current liabilities of $4.1 million including notes due to our existing noteholders and the rapid evolution of the Internet telephony market, our future capital needs are difficult to predict. We will require additional capital in order to take advantage of increasing the size of our network, unanticipated opportunities, including strategic alliances and potential acquisitions, debt repayment or to respond to changing business conditions and unanticipated competitive pressures. Additionally, funds from operations
may be less than anticipated.   Should these circumstances arise, we will
need to raise additional funds, either by borrowing money or issuing additional equity. We cannot assure you that we will be able to raise such funds on favorable terms or at all. If we are unable to obtain additional funds as needed, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business, results of operations and financial condition.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH SYSTEM FAILURES, DELAYS AND INADEQUACIES

     Our success depends on our ability to provide efficient and uninterrupted, high-quality Internet telephony services. Any damage to or failure of our systems or operations could result in reductions in, or
terminations of, our services.   In addition, in the case of frequent or
persistent system failures, our brand and reputation could be materially adversely affected. Our systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication system failures, physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events that are expected to be generally beyond our control. The occurrence of any or all of these events could materially adversely affect our business, results of operations and financial condition.

OUR PRODUCTS AND SERVICES ARE SUBJECT TO RISKS RELATED TO THE YEAR 2000 PROBLEM

     Many computer systems and software products are coded to understand only dates that have two digits for the relevant year. These systems and products need upgrading to accept four digit entries in order to distinguish 21st century dates from 20th century dates. Without upgrading, many computer applications could fail or create erroneous results beginning in the year 2000.

We did not experience any problems as a result of the Year 2000 problem, however, some of our vendors and customers may have failed to have their systems updated. This could result in a problem for us in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Systems Costs" for a more complete description of the Year 2000 risks that we face and the steps we have taken to reduce those risks.

AT THIS POINT WE HAVE NOT OBTAINED DIRECTORS AND OFFICERS INSURANCE

     We have investigated the cost of insurance against liabilities arising out of the negligence of Officers and Director(s). The Company has not obtained such insurance, because the availability thereof is extremely limited and, where available, the cost is excessive. The Company is required to indemnify certain costs and liabilities for negligence of its officers and directors. Therefore, the Company will have to satisfy any such liabilities out of its assets. Any such liabilities which might arise could be substantial and may exceed the assets of the Company.

WE HAVE A LIMITED NUMBER OF SHAREHOLDERS AND A LIMITED NUMBER OF SHARES AVAILABLE FOR TRADING.

     To our knowledge, there are only sixty five (65) record holders of our Common Stock although we believe the actual number of shareholders who hold our stock in their brokerage accounts or "street name" accounts to be much higher. Accordingly, the public float or shares available for sale at any given time is extremely limited which can cause significant price swings when large blocks of our Common Stock are bought or sold in the market. Also, our daily trading volume is limited with a small number of brokerage firms making a market in our stock. Accordingly, the price you pay or receive when you buy and sell your shares may not be reflective of an active, arms-length trading market.

WE MAY HAVE CONTINGENT LIABILITIES FROM OUR PREDECESSOR OPERATIONS

     Although in 1977, we originally were involved in the gold mining industry, the extent of our actual mining activity was limited to acquiring a mineral lease which was subsequently abandoned due to lack of lease payments or exploration activity. Accordingly, we may have some contingencies which may have arisen in 1977. However, we believe such an occurrence to be highly unlikely due to the expiration of applicable statute of limitations and the lack of any claims as to our prior operations.

THE MARKET PRICE OF OUR SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS FOR REASONS OVER WHICH WE HAVE LITTLE CONTROL

     The stock market has, from time to time, experienced extreme price and volume fluctuations. Prices of securities of Internet-related companies have been especially volatile and have often fluctuated for reasons that are unrelated to the operating performance of the affected companies. The market price of shares of our Common Stock could fluctuate greatly due to a variety of factors. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OWN A MAJORITY OF OUR VOTING STOCK AND WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER DECISIONS REQUIRING A STOCKHOLDER VOTE

     Our Executive Officers, Directors and principal stockholders and their affiliates own in the aggregate, beneficially approximately 69% of our outstanding Common Stock, which includes 936,250 outstanding options with an exercise price of $1.00 exercisable over the next five years. As a result, our Executive Officers, Directors and principal stockholders are able to exercise significant control over all matters requiring approval by our stockholders, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control that might otherwise benefit our stockholders.

STOCKHOLDERS MAY SELL SHARES OF OUR COMMON STOCK IN A MANNER THAT
NEGATIVELY AFFECTS THE PRICE OF COMMON STOCK

     If any of our principal stockholders sell a substantial number of their shares of Common Stock, those sales could adversely affect the market price of our Common Stock and could impair our future ability to raise capital through the sale of equity securities. We currently have 6,073,300 shares of Common Stock outstanding. In addition, as of November 1, 1999, we had reserved for issuance 936,250 shares of Common Stock issuable upon exercise of stock options. All of our outstanding shares of Common Stock will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates."

RISKS RELATED TO OUR INDUSTRY

OUR FUTURE GROWTH DEPENDS UPON AN INCREASE IN THE USE OF THE INTERNET AS A MEDIUM FOR VOICE COMMUNICATIONS

     The Internet telephony market is new and rapidly evolving, and the technology is still in the early stages of development. Historically, the audible sound quality of Internet telephony calls was poor. As the industry has grown, substantial improvements to sound quality have been made but technological hurdles still need to be resolved. Additionally, the capacity constraints of the public Internet network may, if not resolved, impede further development of Internet telephony to the extent that callers experience delays, errors in transmissions or other difficulties. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for our services are subject to a high level of uncertainty and risk. In particular, the Internet must be accepted by business and residential users as a viable alternative to traditional telephone service. Customers who have already invested substantial resources in integrating traditional telephony service with their operations may be particularly reluctant or slow to adopt a new technology which makes their existing infrastructure obsolete. Because the Internet telephony market is new and evolving, it is difficult to predict the size of this market or its growth rate. If the Internet telephony market fails to develop, develops more slowly than we expect or becomes saturated with competitors, then our business, results of operations and financial condition will be materially adversely affected.

OUR FUTURE SUCCESS DEPENDS UPON THE INCREASED USE OF THE INTERNET

     The use of the Internet as a commercial marketplace is at an early stage of development. Demand and market acceptance for recently introduced products and services over the Internet are still uncertain. We cannot predict whether customers will be willing to shift their traditional activities online. For example, we do not know if people will increase their usage of online directories or make online purchases. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

     *    concerns about security;

     *    Internet network congestion;

     *    inconsistent quality of service; and

     *    lack of cost-effective, high-speed access.

If the use of the Internet as a commercial marketplace does not continue to grow, then our business, results of operations and financial condition will be materially adversely affected.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE

     Our continued success depends, in part, on our ability to keep pace with rapid technological change, new product development and evolving industry standards and practices. Technological advancements have allowed the use of packet-switching technology for the transmission of calls. The development of voice applications for the Internet is part of a larger trend of convergence of standard voice and data networks. We believe that the providers of packet-switching technology will be able to offer quality communications services at rates that are significantly less than the rates currently charged for long distance calls. However, our failure to respond quickly and cost-effectively to these developments would materially adversely affect our business, results of operations and financial condition.

GOVERNMENTAL REGULATIONS REGARDING THE INTERNET MAY BE ENACTED, WHICH COULD IMPEDE OUR BUSINESS

     To date, governmental regulations have not materially restricted use of the Internet in our markets. Nevertheless, the FCC has engaged in substantial regulation of the traditional telephony markets. Accordingly, the legal and regulatory environment that pertains to the Internet in which our business would operate is uncertain and may change. Uncertainty regarding the regulatory environment and new regulations could increase our costs of doing business and may even prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed by industry specific or more general regulation of the Internet. Such regulation could delay growth in demand for our products and services and limit the growth of our revenue.

     In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

     *    sales and other taxes;

     *    access charges;

     *    user privacy;

     *    pricing controls;

     *    characteristics and quality of products and services;

     *    consumer protection;

     *    cross-border commerce;

     *    copyright, trademark and patent infringement; and

     *    other claims based on the nature and content of Internet materials.

WE MAY BE THE VICTIM OF FRAUD OR THEFT OF SERVICE.

     From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. Theft of service is a widespread issue for the telephony market. As Internet telephony services are more heavily used, theft of service is expected to be a problem in the Internet telephony market, which will require industry action to protect consumers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. To date, we have not experienced material losses from the unauthorized use of access numbers and personal identification numbers. However, we can provide no assurance that our risk management practices will be sufficient to protect us in the future from unauthorized transactions or thefts of services that could materially adversely affect our business.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined within. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, our ability to repay noteholders and other debt, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this Registration Statement.

OVERVIEW

     We currently provide VoIP long distance services via the Internet in 25 markets throughout the United States and in the past to a very limited degree, provided traditional long distance. Our current VoIP business consists primarily of wholesale services marketed to other long distance carriers and prepaid calling card companies. Currently approximately 90% of our revenues are derived from our VoIP long distance services via the Internet. We currently market our services directly and through agents.

     During 1998 we began operations in our present form. NVT was a Texas limited liability company that was formed in December 1997, which was reincorporated as a Nevada corporation (NVT, Inc.) and then reorganized as a wholly-owned subsidiary of the Company, which prior to the merger was an inactive public company. In September of 1998 our first VoIP gateway was installed in Dallas, Texas. The initial focus was to build out our Texas network and move into other areas of the United States. Accordingly, during 1999, we continued to expand our domestic network with the greatest amount of traffic terminating or originating in Jacksonville, Tampa, Portland and Dallas. We currently have our VoIP network operational in 6 cities in Texas and a total of 25 markets throughout the U.S.

     The Company was originally incorporated as Eastco, Inc. in the State of Nevada on June 16, 1977. The Company became a publicly held corporation whose only business was to acquire an interest in a gold mining lease which was subsequently lost due to non-payment of monthly delay rentals, until it became dormant in 1986. On December 8, 1997, the Company's name changed to Blue Pines, Inc., and again on August 11, 1998, the Company changed its name to NetVoice Technologies Corporation and commenced its operations in its present form.

     On August 13, 1998, the Company concluded a reorganization agreement with NVT, Inc. Pursuant to the reorganization, the Company issued 3,000,000 shares of its common stock to the six NVT shareholders, in exchange for all of the outstanding shares of common stock of NVT, Inc. As a result, NVT, Inc. became a wholly owned subsidiary of the Company and the six former shareholders of NVT, Inc. became the holders of approximately 75 percent of our outstanding shares of common stock. See "Principal Shareholders" and "Certain Transactions."

     Our wholly owned subsidiary, NVT, Inc. was incorporated in Nevada on June 30, 1998, and is the successor company to a Texas limited liability company organized in December, 1997, for the purpose of developing, acquiring and operating telephone communication facilities and networks that were intended to transmit voice over the Internet utilizing conventional and Internet technologies.

     NetLD.com, Inc. was incorporated in the State of Nevada as a wholly owned subsidiary of the Company on October 14, 1999. This corporation was formed for the purpose of conducting the traditional long distance telephone services of the Company and to separate traditional long distance from our VoIP services operated under NVT, Inc. None of the traditional long-distance business has ever been transferred to NetLD.com, and in November we entered into an Agreement to dispose of our long distance bases. We currently have had no activity in this subsidiary.

FINANCING SOURCES

     From January 1999 through April 1999, we privately placed 493,250 shares of our Common Stock at $2.00 per share for a total of $986,500. Net proceeds of the offering after expenses was approximately $900,000. Expenses of the offering included the payment of fees to broker-dealers ($55,000) and costs of the offering ($31,500), including legal, accounting, printing, marketing-related expenses, due diligence expenses, travel related expenses, and preparation and distribution of sales literature.
The net proceeds were primarily used by our subsidiary, NVT, Inc., to repay short-term loans ($250,000), provide marketing funds ($150,000), and to begin the building of our Internet VoIP telephony network ($150,000).

     Since January of 1998 NVT, Inc. has privately issued a series of promissory notes. These funds were used primarily to continue the build-out of our VoIP network, which includes equipment purchases, and for working capital. The Company believes it does not have any liability as a party to the note obligations, however, due to the close relationship of the corporations and common management, it is possible these notes could be considered as obligations of the Company. The terms of these notes are nine-months with an interest rate of 13.35%. At October 31, 1999, we had $2.6 million outstanding in such notes. During 1999, we repaid $600,000 together with accrued interest from the sale of Common Stock and additional notes. Approximately $2,000,000 falls due throughout the calendar year 2000. All of the Notes will be due and payable on or before July 29, 2000, unless extended for nine (9) months at the option of the noteholder. At this time, we do not have the ability to repay this debt. However, we anticipate we will request the noteholders to convert their notes into our Common Stock or use a portion of any proceeds from a future public or private offering to repay these obligations.

     In October 1998 and June 1999, we purchased customer bases of two long distance resellers. The purchase prices were $110,000 and $60,000,
respectively.   In November of 1999 the Company sold these bases to an
affiliated entity for $170,000 which will include the forgiveness of a note to a Director for $137,000 and $33,000 in cash to be paid in the second quarter of 2000. Management determined that these customer bases did not fit well with our current VoIP network.

REVENUE FROM OPERATIONS

     Currently, all of our revenues are derived from Internet long distance services sold to our VoIP customers. One of the Company's initial strategies is to continue to acquire existing customer bases concentrated in specific geographical areas which complement our current markets and convert them to our VoIP network. We also anticipate deriving revenues through direct sales by our existing employees and independent agents. In the future, in order to diversify, we plan to introduce a variety of value added services utilizing our VoIP network including:

     *    dial-up Internet access;

     *    unified messaging;

     *    search engines;

     *    prepaid calling; and

     *    wholesale internet services.

     Revenues from operations are derived 73% from the sale to wholesale customers and 27% from the sale to our retail customers. Margins from both wholesale and retail sales are not currently sufficient to cover our network costs which include leased bandwidth, connection to the Internet, and local lines within a local calling area. Expansion of our network and the addition of services will have to be financed by an increase in traffic and additional financings. We expect this trend to continue for a period of time as we continue to concentrate on the expansion of our VoIP network and customer traffic. In the second quarter of 2000, we plan to offer Internet services and voice over the same facilities to corporate customers.

COST STRUCTURE

     Our costs and expenses include:

     *    network costs;

     *    selling and marketing;

     *    general and administrative; and

     *    interest and depreciation.

     Network costs primarily consist of costs associated with the routing and termination of our customers' traffic. The costs include:

     *    leased bandwidth and connection to the Internet;

     *    leased network equipment;

     * local lines used to carry calls to and from our network locations; and

     *    our network facilities.

     We expect these costs to increase into the future as we further expand our network in the United States and throughout the world. The majority of these costs are fixed up to a certain level of traffic. Above this level of traffic, the network would have to be expanded to handle additional volume.

     Sales and marketing expenses include the expenses anticipated to be associated with acquiring customers, establishing brand recognition, commissions paid to our sales personnel, advertising costs and customer referral fees. We expect sales and marketing expenses to increase over time as we aggressively market our products and services.

     During 1998 and 1999, sales and marketing expenses were relatively fixed costs. Sales and marketing expenses are expected to increase both in terms of absolute dollars and as a percentage of revenue as our revenue grows. We expect to spend significant capital to build brand recognition to the extent possible due to our relatively small size. Most of our sales and marketing expenses are anticipated to be expanded to obtain strategic relationships with a variety of agents, portals, content providers, and other key customer destinations on the Web.

     General and administrative expenses consist of the salaries of our employees and associated benefits, and the cost of travel, business entertainment, rent and utilities. A large portion of our general and administrative expenses is allocated to operations and customer support. Customer support expenses include the costs associated with customer service and technical support, and consist primarily of the salaries and employment costs of the employees responsible for those efforts. We expect operations and customer support expenses to increase over time to support new and existing customers. We expect general and administrative costs to increase to support our growth, particularly as we establish a larger organization to implement our business plan. Historically, we have included our development and start-up costs, comprised primarily of payroll expenses for our technical team of engineers and developers, in general and administrative expenses. We plan to incur additional costs for research and development, though they are not expected to increase as a percentage of revenue. Over time, we expect these relatively fixed general and administrative expenses to decrease as a percentage of revenue, primarily as a consequence of increased revenues.

     Interest consists of the cost incurred including commission on the issuance of the short-term notes, interest on the notes and interest expenses associated with our equipment financing primarily through Cisco Systems, Inc.. The notes have a term of nine-months with an average interest rate of 13.35%. During our fiscal year 1998 and for the nine months ended September 30, 1999, we paid interest in the aggregate amount of $341,408 and $685,000, respectively. Interest payable on the Notes in 2000 will be approximately $200,000, assuming the Notes are repaid in full on their respective due dates, and not extended by the option of the several payees for nine (9) months.

     Depreciation primarily relates to our hardware infrastructure. We depreciate our infrastructure over its estimated five-year useful life under generally accepted accounting principals ("GAAP") using the straight-line method. In addition, we will be adding more originating and terminating VoIP Gateways as traffic volumes justify. We expect depreciation to increase in absolute terms as we grow our networks to support new and acquired customers, but to decrease as a percentage of total revenue. During December 1999, we have entered into a lease financing agreement through Cisco for additional equipment purchases, in the aggregate amount of $1,900,000.

RESULTS OF OPERATIONS
===========================================================================
                                            Period from      Period from
                            Nine months   January 7, 1998  January 7, 1998
                              ending       (inception) to   (inception) to
                           September 30,    September 30,    December 31,
                               1999             1998            1998
===========================================================================

Revenues                   $   606,685      $     4,169       $   120,737
                           -----------      -----------       -----------

Costs:
Network Costs                  992,728           63,780           252,194
Selling and Marketing          285,269           59,633           100,933
General and Admin.             765,678          380,656           610,990
Deprec. and Amort.             257,946           11,700            36,626
Interest                       713,510          210,434           368,561
Other                          265,000          235,000           474,800

Total Costs                  3,280,131          961,203         1,844,104
                           -----------      -----------       -----------

Loss from Operations       $(2,673,446)     $  (957,034)      $(1,723,367)
                           ===========      ===========       ===========
===========================================================================


COMPARISON OF JANUARY 7, 1998 (INCEPTION) TO SEPTEMBER 30, 1998 TO NINE-MONTHS ENDED SEPTEMBER 30, 1999

     Revenue increased from $4,000 when we commenced operations to $607,000 for the period from inception to September 30, 1998 and for the nine months ended 1999, respectively. The increase over last period is a result of our business moving from the start-up phase into an operational entity. In revenue generated in 1999, revenue from wholesale sales over our VoIP network accounted for 73%. Additionally, as we expanded our network, we had more locations to offer existing customers. We expect our wholesale revenue to continue to grow, as we continue to expand our network into additional locations. Currently, we are expanding our "points of presence" in major markets to handle DS-3 traffic and above. The focus on the wholesale revenue is expected to give us the ability to grow our network and eventually begin to offer more on net locations when we enter the retail sector. This retail sector will primarily consist of corporate customers and various target and niche markets.

     To date all of our revenue has been earned in our voice telephony business. However, in November of 1999, we entered into several contractual agreements to provide internet services over our network. We expect to continue to offer other value-added services utilizing our network in the future.

     Total direct costs increased from approximately $64,000 to $993,000
for the periods ending September 30, 1998 and 1999, respectively.   The
increase of costs in the period ending September 30, 1999 over the period ending September 30, 1998 is a result of our business moving from the start-up phase into an operational entity. We have continued to purchase additional equipment to expand our VoIP network and direct costs have increased as a result. As we implement several of the new wholesale contracts, in the first quarter of fiscal year 2000, direct costs as a percentage of revenue are expected to decrease with J.D. Services, Inc., IDS Long Distance, Inc., Caprock Communication and General Communication Corporation.

     Selling and Marketing costs increased from $60,000 to $285,000 for the periods ending September 30, 1998 and 1999, respectively. To date selling and marketing costs primarily consist of the costs of our direct sales personnel. As we begin to offer voice and additional value-added services to the retail market, costs associated with brand recognition and direct marketing will increase substantially. Also, as we begin to market through other distribution channels, including the use of independent agents, selling and marketing costs will increase as a percentage of revenue.

     General and Administrative costs increased from $381,000 to $766,000 for the periods ending September 30, 1998 and 1999, respectively. As we continue to grow our network, expand our product offering and execute our business plan, we expect these expenses to continue to grow. They will grow as a percentage of revenue for a period, until all necessary personnel and systems are in place to handle future revenue and support future products. Thereafter, we anticipate that general and administrative costs will decrease as a proportion of revenues.

     Depreciation and Amortization costs increased from $12,000 to $258,000 for the periods ending September 30, 1998 and 1999, respectively. It is anticipated depreciation for currently owned equipment in 2000 will be $800,000. Depreciation consists primarily of the depreciation of our VoIP gateways. We depreciate this network equipment over five years on a straight-line basis. It can be expected that depreciation will continue to increase as we continue to expand our network. Amortization consists of the amortization of the cost of two customer bases. In November of 1999, we sold these two bases to an affiliated company for forgiveness of a note and cash. We intend to acquire customer bases in the future that have synergies with our network and business plan. These synergies include profitability, location and type of customer.

     Interest costs increased from $210,000 to $714,000 for the periods ending September 30, 1998 and 1999, respectively. This increase is the result of the increase in the issuance of short-term notes, the commissions paid to broker-dealers for the sale of these notes and the cost of our financing for capital equipment.

     Our Loss from Operations increased from $(958,000) to $(2,700,000) for the periods ending September 30, 1998 and 1999, respectively. This increase is due primarily to the continued expansion of our network and an increase in personnel and overhead. We expect continued and increasing losses as we continue to pursue our growth strategy.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain quarterly financial data for the quarters since inception. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements, and, in our opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

===============================================================================================================
                         Period                                  Quarter Ended
                         Ended      --------------------------------------------------------------------------
                        Mar. 31,     June 30,     Sept. 30,   Dec. 31,     Mar. 31,     June 30,     Sept. 30,
                          1998         1998         1998        1998         1999         1999         1999
===============================================================================================================
Revenues              $        0   $        0   $    4,169   $  116,568   $  124,201   $  135,760   $  346,724
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------

Costs:
Network Costs                          21,181       42,599      188,414      198,318      262,487      531,923
Selling and Marketing                  19,300       40,333       41,300      114,227       67,408      103,634
General and Admin.        60,519      144,401      175,736      230,334      191,566      289,102      285,010
Deprec. and Amort.                                  11,700       24,926       59,500       95,697      102,749
Interest                  23,466       51,376      135,592      158,127      170,898      244,110      298,502
Other                                              235,000      239,800      145,000                   120,000

Total Costs               83,985      236,258      640,960      882,901      879,509      958,804    1,441,818
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------

Loss from Operations  $ ( 83,985)  $ (236,258)  $ (636,791)  $ (766,333)  $ (755,308)  $ (823,044) $(1,095,094)
                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
===============================================================================================================

     We have experienced growth in revenue in each quarter since inception, reflecting the initial implementation of our business plan and our increased level of activity. We expect this trend to continue as we continue to pursue some additional wholesale opportunities while we build our VoIP network.

     Since we have continued to expand our VoIP network to handle future growth, we have experienced and should continue to experience an increase in our network costs.

     As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to accurately forecast our revenue and direct costs as they may be impacted by a variety of factors. These factors include the level of use of the Internet as a communications medium, seasonal trends, bandwidth constraints, the amount and timing of our capital expenditures, introduction of new services by us or our competitors, price competition, technical difficulties or system downtime, and the development of regulatory restrictions by governing agencies. See "Risk Factors" and "Statement As To Forward Looking Statements."

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception in January of 1998, we have financed our operations through a private placement of our Common Stock for $986,250 in net proceeds in January 1999, and from the sale of $2.4 million, nine-month notes beginning in January 1998 through December 1999. As of September 30, 1999, we have a total of $2.6 million outstanding in these notes. Most of our equipment has been financed through capital leases with our equipment vendors primarily through Cisco Systems, Inc. Since September 30, 1999, we have utilized an additional $1.9 million in financing from these equipment vendors.

     As of September 30, 1999 we had $46,000 in cash and cash equivalents. We used cash in operating activities in aggregate amounts of $800,000 and $1,900,000 for the periods from (inception) to December 31, 1998 and the nine months ending September 39, 1999, respectively.

     Our operating activities generated negative cash flow of approximately $1,700,000 for the nine months ending September 30, 1999, compared to negative cash flow of approximately $700,000 for the period from January 7, 1998 (inception of NVT, Inc. operations) to September 30, 1998. Cash used in investing activities was $960,000 and $361,000 for the period from January 7, 1998 (inception) to September 30, 1998 and the nine months ending September 30, 1999, respectively. Our cash used in investing activities was principally for the purchase of telecommunications and Internet equipment.

     Our future capital requirements will depend on numerous factors, including:

     *    market acceptance of our services;

     *    brand promotions;

     * the amount of resources we devote to the development of our current and future products; and

     *    the expansion of our in-house sales force and marketing our services.

     We may experience a substantial increase in our capital expenditures and lease arrangements consistent with the growth in our operations and adding additional Personnel. Our current cash flow from operations is not sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and accordingly, we will attempt to seek additional financing. Accordingly, there can be no assurance that we will have sufficient capital to finance potential acquisitions or other growth oriented activities, and may issue additional equity securities, incur debt or obtain other financing.

     In 1998 and 1999, we entered into various contracts for the purchase of network facilities. Our currently outstanding network costs will require us to expend approximately $220,000 per month in 2000.

     Additional commitments for the year 2000 are as follows:

     * repayment of indebtedness on the nine-month notes in the aggregated amount of $2,200,000;

     * leases on corporate offices, equipment and network facilities in the aggregate amount of $1,400,000; and

     *    network expenditures in the aggregate amount of $2,600,000.

     The Company expects to fund these year 2000 commitments from cash from operations and from the funds raised in future private and public financings.

COMMITMENTS AND CONTINGENCIES

     We have entered into various Agreements with Service Providers, on an order by order basis, to lease bandwidth, purchase dedicated Internet access, lease local lines, and to rent space to locate our network equipment. These service orders range in term from month to month to five year agreements. Below is a schedule that details the significant terms of these commitments;

             MONTHLY
             PAYMENTS   TERM    CANCELLATION PENALTY        INITIAL ORDER
             --------   ----    --------------------        -------------

Sprint(TM)   $45,000    3 yr.   100% of year 1; 50% of      October 1998
 Commercial                     Year 2; 50% of year 3

Global       $35,000    2 yr.   $25,000 per month           August 1999
 Crossing                       commitment

E.Spire      $35,000    1-3 yr. Commitment for the total    August 1998
                                period for value of orders

Cox          $9,000     5 yr.   Commitment for full         January 1999
                                amount for entire period

Electric     $21,000    1 yr.   Commitment for full         July 1999
 Lightwave                      amount for the entire period

MCI          $11,000    1 yr.   Commitment for 50% of       Sept 1999
 WorldCom                       the remaining due

Level 3      $40,000    1 yr.   Commitment for total        August 1999
 Communications, Inc.           amount for the full term

Caprock      $5,000     1 yr.   Take or Pay Commitment      July 1999
 Communications

YEAR 2000 SYSTEMS COSTS

     None of our systems failed in connection with the change of dates on January 1, 2000. Certain of our suppliers and customers may have failed to achieve full year 2000 compliance before the end of 1999. The failure of our suppliers and customers to fully and effectively upgrade their software and systems for transition to the year 2000 could have an as yet undetermined, material adverse effect on our business, financial conditions and results of operations.

     We incurred expenses of less than $100,000 in connection with remediation of year 2000 related issues. We will continue to expense costs associated with year 2000 compliance when they are incurred.


ITEM 3.  DESCRIPTION OF PROPERTY.

     Our address is 13747 Montfort Drive, Suite 250, Dallas, Texas 75240. The Company's telephone number is (972) 788-2988. The Company leases approximately 5,640 square feet at $8,695 per month for a period of three
(3) years which will expire March 31, 2001. The Company believes this space is adequate for its current needs.

     At each of our points of presence we co-located with other competitive local exchange carriers or other telecommunications providers for rack space for our Cisco gateways. We typically enter into one (1) year lease agreements which range from $450 to $700 per month per rack.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our outstanding Common Stock as of January 3, 2000 and as adjusted to reflect this offering by:

     * each person who is the beneficial owner of more than 5% of our common stock;

     *    each of our Directors;

     * each of our named Executive Officers in the summary compensation table;

     *    all of our named Executive Officers and Directors as a group.

                                 Amount and Nature of
Name and Address of Shareholder  Beneficial Ownership(1)   Percent of Class
------------------------------  -----------------------  ----------------

William D. Yotty(2)                   1,905,000               27.18%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

William Bedri(3)                        700,000                9.99%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Jim Chambas(4)                          850,000               12.13%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Jeff Rothell(5)                         300,000                4.28%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Garth Cook(6)                           300,000                4.28%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Maya Crothers(7)                         60,000                0.86%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Dave McEvilly                            50,000                0.71%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

Ron Howard                              450,000                6.42%
13747 Montfort Dr., Suite 250
Dallas, Texas  75240

All Officers and Directors as a       4,165,000               59.42%
group (7 persons)
________________________
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
(2) Mr. Yotty is the beneficial owner of options to purchase 300,000 shares of Common Stock.
(3) Mr. Bedri is the beneficial owner of options to purchase 300,000 shares of Common Stock.
(4) Mr. Chambas is the beneficial owner of options to purchase 300,000 shares of Common Stock.
(5) Mr. Rothell may be deemed the beneficial owner of 300,000 shares of Common Stock although pursuant to his employment agreement he receives his shares over the next year and a half.
(6) Mr. Cook may be deemed the beneficial owner of 300,000 shares of Common Stock although pursuant to his employment agreement he receives his shares over the next year and a half.
(7) Ms. Crothers may be deemed the beneficial owner of 60,000 shares of Common Stock.

CHANGES IN CONTROL

     There are no understandings, arrangements or agreements known by management at this time which would result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are our Executive Officers and Directors:

Name                Age     Position
----                ---     --------
William D. Yotty    52      Director, Chairman of the Board
William Bedri       60      Director and Secretary
Jim Chambas         44      Director
Jeff Rothell        36      President and Chief Executive Officer
Garth Cook          34      Chief Financial Officer and Treasurer
Maya Crothers       32      Director of Business Development of NVT
Dave McEvilly       38      Vice-President of Information Technology of NVT

     WILLIAM D. YOTTY, CHAIRMAN OF THE BOARD Mr. Yotty has been Chairman of the Board of Directors and a Director of the Company since August 13, 1998. Mr. Yotty was one of the original pioneers in the privately owned and operated pay telephone industry. After deregulation in 1985, he served as a consultant to the private pay telephone industry. Since 1989, Mr. Yotty has been the CEO and a major shareholder of Quantum Network Services, which owns and operates private pay telephones and markets long-distance voice and data services, internet access, and cellular services. Mr. Yotty is also currently the CEO & Chairman, and a major shareholder of PayStar Communications Corporation. Quantum Network Services may be deemed affiliates of ours. Several of the companies to which Mr. Yotty is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. Yotty holds 1,605,000 shares of Common Stock and options to acquire 300,000 additional shares.

     WILLIAM BEDRI, DIRECTOR, SECRETARY Mr. Bedri has been a Director of the Company since August 13, 1998 and the Secretary since January 2000.
Mr. Bedri has 25 years of experience in sales and marketing management in the telecommunications and computer industries. In 1995, Mr. Bedri joined Brooks Fiber Communication as Director of National Accounts for Resale Services, Western Region. In 1988, Mr. Bedri joined ComSystems as Branch Manager of the Los Angeles and San Fernando Valley offices. In 1984, Mr. Bedri joined Digital Computer Graphic (DCG) as partner and Vice President of Sales and Marketing. DCG sold graphic design computers to the architectural and building industries in the United States. Mr. Bedri spent 10 years with Western Union in marketing and sales management for Telex and TWX services. Mr. Bedri received a Bachelor of Science Degree from Rutgers University in 1976. Several of the companies to which Mr. Bedri is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. Bedri holds 400,000 shares of Common Stock and options to acquire 300,000 additional shares.

     JAMES CHAMBAS, DIRECTOR Mr. Chambas has been the Secretary and a Director of the Company since August 13, 1998. Mr. Chambas has been involved in the telecommunications industry since 1984. He has owned Central Valley Communications since 1988, which currently owns and manages pay telephones, and contracts operator assisted calling to the California resort hospitality industry. He also is the CEO of Nationwide Hospitality, Inc., which provides operator assisted services to the pay telephone and hotel and resort vacation industries nationwide; with over 3,500 pay telephones and resorts under contract. Mr. Chambas is also a major shareholder, the Secretary/Treasurer and a Director of PayStar Communications Corporation. Nationwide Hospitality, Inc. may be deemed an affiliate of ours. Several of the companies to which Mr. Chambas is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. Chambas holds 550,000 shares of Common Stock and options to acquire 300,000 additional shares.

     JEFF ROTHELL, PRESIDENT AND CEO Mr. Rothell has been NVT's President and the Chief Executive Officer since August 1, 1999 and the Company's President since January 2000. Mr. Rothell has 15 years of operations and marketing experience in telecommunications companies. From 1989 to 1997, Mr. Rothell served as president of Security Telecom Corp. (a $20 million corporation). In 1997 he partnered in the sale of Security Telecom to Evercom Inc., which became the largest inmate telephone provider in the United States with $225 million in annual revenue in 1998, retaining Security Telecom as the corporate hub for a venture capital roll-up of the correctional institution telecommunications business. Mr. Rothell's experience encompasses planning, design, development and management, operations management, operational integration of merger & acquisitions, sales and marketing, product management and software design and development. Several of the companies to which Mr. Rothell is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. Rothell holds 300,000 shares of Common Stock and no options to acquire any additional shares.

     GARTH COOK, CFO, TREASURER Mr. Cook has been the Chief Financial Officer and Treasurer since August 1, 1999. Mr. Cook is a Certified Public Accountant with separate bachelor's degrees in finance and accounting from University of New Orleans, awarded in 1998. He previously worked for Deloitte and Touche LLP where he specialized in the audits of publicly traded companies. In 1993, he left Deloitte and Touche to become regional controller for Chemfix Technologies Inc. where he was responsible for the completion of public filings and budgets. In 1994, Cook joined the telecommunications industry as CFO of a company focusing on international arbitrage and prepaid calling services which was sold in 1998. He has extensive experience in the telecommunications industry from financial, sales and operational perspectives, and extensive experience in the public markets. Several of the companies to which Mr. Cook is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. Cook beneficially owns 300,000 shares of Common Stock and no options.

     MAYA CROTHERS, DIRECTOR OF BUSINESS DEVELOPMENT OF NVT Ms. Crothers has been Director of Business Development of our subsidiary NVT since August 15, 1999. Ms. Crothers earned her undergraduate degree in Mechanical Engineering and International Studies from the University of Michigan and went on to join Westinghouse Electric's Power Generation Business Unit. In 1993 she became the Regional Sales Engineer for the Houston office where she negotiated over $100 million in power equipment sales and was awarded the Westinghouse Market Leader Award for Sales & Marketing efforts. She completed her masters in business administration at the Wharton Business School in 1996, when she began work as a consultant to Bain & Company until becoming a full time employee of the Company. Ms. Crothers has experience in several industries and a variety of initiatives including marketing and sales strategies, engineering and process design, acquisition feasibility, and due diligence, complexity reduction, customer loyalty and supplier management. Several of the companies to which Ms.

Crothers is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Ms. Crothers holds 60,000 shares of Common Stock and no options to acquire additional shares.

     DAVE MCEVILLY, VICE-PRESIDENT OF INFORMATION TECHNOLOGY OF NVT. Mr. McEvilly has been Vice-President of Information Technology of our subsidiary NVT since August 15, 1999. Mr. McEvilly has numerous certificates in Computer Science and has an extensive background in network and data. From 1989-1991, Mr. McEvilly served as the Software Configuration Manager for Intellicall's Vending Department where he oversaw all service installation and support and configuration management for call routing and billing. In 1991, he became the Director of Software for ATMC. In 1993 Mr. McEvilly joined Security Telecom as Director of Information Services to develop the LEMS (Law Enforcement Management Systems) product and was responsible for product development, video imaging and digital solutions for the Corrections Industry. In 1997, when Security Telcom was purchased by Evercom, Inc., Mr. McEvilly was responsible for all corporate infrastructure, WAN connectivity, data management, application and development management for back office systems, integrating technologies across 14 acquisitions and management of 150 local areas of LEMS. Several of the companies to which Mr. McEvilly is an affiliate may also compete with the Company now, or in the future, in the Internet telephony business. Mr. McEvilly holds 50,000 shares of Common Stock and no options to acquire additional shares.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     Our Articles of Incorporation, as amended, provide that the number of members of our Board of Directors shall be not less than one and not more than nine. Our current number of Directors is three. At each annual meeting of stockholders, all Directors' terms expire and successors are elected to hold office for a term of one year, until their respective successors are elected and qualified. All of the officers of the Company serve at the discretion of our Board of Directors.

     We intend to establish an audit committee, a compensation committee and a technology committee. It is anticipated the non-employee, independent member of the compensation committee will be Mr. Chambers and employee members will be Messrs. Bedri and Cook. The non-employee, independent member of the audit committee will be Mr. Chambas, assisted by Mr. Garth Cook, as our Chief Financial Officer, and the members of the technology committee will be Messrs. Bedri, Jeff Rothell and David McEvilly. The audit committee will oversee the retention, performance and compensation of the independent public accountants, and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate. The compensation committee will review and approve the compensation of our executive officers, including payment of salaries, bonuses and incentive compensation, determine our compensation policies and programs, and administer our stock option plans. The technology committee will review and evaluate current technology as it relates to the Company's business. We anticipate that we will add additional independent members to our Board and the committees during the upcoming fiscal year.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our Articles of Incorporation contain a provision designed to limit directors' liability to the extent permitted by the Nevada General Corporation Law. Specifically, directors will not be held liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability as a result of:

     *    any breach of the duty of loyalty to us or our stockholders;

     * actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     * payment of an improper dividend or improper repurchase of our stock under the Nevada General Corporation law; or

     * actions or omissions pursuant to which the director received an improper personal benefit.

     The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of ours, unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal or state securities laws. Further, the articles of incorporation do not eliminate a director's duty of care. The inclusion of this provision in the certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duties of care.

     The bylaws also provide that we will indemnify our directors and officers, and may indemnify any of our employees and agents, to the fullest extent permitted by Nevada law. We are generally required to indemnify our directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. The Board of Directors must affirmatively vote to invoke the indemnification of an officer or director, but the bylaw provisions may constitute a custodial obligation of the Company regardless of such vote. Currently, the Company has no insurance to fund its indemnification obligation.

     At present, there is no pending or threatened litigation or proceeding involving any Director or Officer, employee or agent of ours where such indemnification will be required or permitted.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding compensation paid to our Chief Executive Officer and those other individuals who serve as executive officers at the end of fiscal 1999 who earned in excess of $100,000 as compensation for services rendered on our behalf.

                           Annual Compensation        Long Term Compensation Awards
                      --------------------------------------------------------------
  Name                                                 Restricted                All
  And                                                    Stock     Options/     Other
Principal                      Salary      Bonus        Award(s)     SARs    Compensation
Position              Year(1)   ($)         ($)           ($)        (#)        ($)(2)
--------              ------  -------      -----        -------      ----      --------
Jeffrey W. Rothell,    1999   $78,000     $      0        -0-        -0-        $1,200
President and Chief    1998   $     0     $      0        -0-        -0-        $    0
Executive Officer      1997   $     0     $      0        -0-        -0-        $    0

________________________
(1) Mr. Rothell received 300,000 shares of Common Stock valued at $2.00 as compensation in January 1999.
(2) The Company pays Mr. Rothell's health insurance of approximately $100 per month.
(3) No other Company executive will earn in excess of $100,000, considering all forms of compensation, in the upcoming fiscal year ending December 31, 2000.

COMPENSATION OF DIRECTORS

     The Company had no arrangements pursuant to which any director of the Company was compensated during the year ended December 31, 1999, for services as a Director. All Directors are reimbursed for reasonable expenses incurred in connection with their attendance at Board meetings. Members of the Board of Directors have been granted options and have received shares of our Common Stock as described elsewhere.

EMPLOYMENT CONTRACTS

     In August 1999, the Company entered into one year employment agreements with Mr. Jeffrey Rothell, our President and Chief Executive Officer and Mr. Garth Cook, our Chief Financial Officer and Treasurer.
Each individual receives $78,000 per year in salary. In addition, each received 50,000 shares of Common Stock upon signing of their agreements and will each receive an additional 175,000 shares of Common Stock on January 1, 2000 with three (3) quarterly bonuses of 25,000 shares in March 2000, June 2000 and January 2001. The Company also pays each individual's health insurance.

STOCK OPTIONS

     In January 1999, our Board of Directors issued to each Messrs. Yotty, Bedri and Chambas 300,000 options to purchase our Common Stock exercisable at $1.00 per share. The options are exercisable for five years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We believe that all of the transactions set forth below were made on an arms-length basis. All future transactions between us and our Officers, Directors, Principal Stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of outside Directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated.

     In August 1998, we entered into a Merger and Plan of Reorganization with NVT, Inc. wherein we issued 3,000,000 shares of our Common Stock to Messrs. Bedri, Chambas, Yotty and other shareholders of NVT, Inc. After the merger, these individuals became Officers and Directors of the Company and collectively own 2,555,000 shares of Common Stock.

     In October 1998 and June 1999, we purchased two (2) long distance customer bases from Quantum Communications, Inc. a company owned by Mr. William Yotty, one of our Directors, for $110,000 and $60,000, respectively. Because of the geographical location of the customer bases compared to our network, we sold these bases to Nationwide Hospitality, Inc. ("Nationwide") in December 1999 for a total of $175,000 which consisted of cancellation of debt of $137,000 and a note receivable for the balance of $38,000 payable March 31, 2000. Nationwide is owned by our Director Jim Chambas and as such, may be deemed to be an affiliate. Due to the related nature of this transaction, it may not be deemed to be as favorable as might be obtained in a non-related transaction.


ITEM 8.  DESCRIPTION OF SECURITIES.

AUTHORIZED CAPITAL STOCK

     Our Articles of Incorporation, as amended, authorize shares of capital stock consisting of:

     *    50,000,000 shares of Preferred Stock, $0.001 par value; and

     *    100,000,000 shares of Common Stock, $0.001 par value.

COMMON STOCK

     The Company is authorized to issue up to 100,000,000 shares of Common Stock, $0.001 par value. There are presently 6,073,300 shares of Common Stock issued and outstanding or reserved to be issued to officers, directors and employees. Additionally, there are 936,250 options to purchase the Company's common stock at $1 per share. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. There are approximately 65 holders of record of the Company's Common Stock.

     The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation of the Company, each common shareholder is entitled to receive a pro rata share of the Company's assets available for distribution to common stockholders.

PREFERRED STOCK

     Our Articles of Incorporation provides that we may issue up to 50,000,00 shares of Preferred Stock in one or more series as may be determined by our Board of Directors who may establish the number of shares to be included in each such series, fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any such series without any vote or action by the stockholders. The Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred Stock could be issued quickly with terms designated to delay or prevent a change in our control or to make the removal of management more difficult. This could have the effect of decreasing the market price of the Common Stock.

     We believe that the ability of our Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock, as well as shares of Common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated system on which our securities may be listed or traded.

     The Board could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. The Board could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

DIVIDEND POLICY

     Dividends are payable on Common Stock when, as, and if declared by the Board of Directors out of funds legally available to pay dividends, subject to any preferences which may be given to holders of preferred stock. The Company has paid no cash dividends on its Common Stock to date and it does not anticipate payment of cash dividends in the foreseeable future.

REPORTS TO SHAREHOLDERS

     The Company is a publicly held company which, upon the effectiveness of the Registration Statement, will file periodic reports, including Annual Reports containing consolidated financial statements of the Company audited by independent public accountants, and quarterly reports, which contain unaudited financial statements, with the Securities and Exchange Commission.

STOCK TRANSFER AGENT AND WARRANT AGENT

     The transfer agent for the Company's Common Stock is Interwest Transfer Company, P.O. Box 17316, Salt Lake City, Utah 84117.

                                 PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     Our Common Stock only began trading on the Over the Counter Bulletin Board during February 1999. Accordingly, there is insufficient market history to establish or identify any trend in the market for the Common Stock.

     The following table sets forth the high and low bid prices for our Common Stock for the past nine months. The quotations reflect inter-dealer prices, with retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been obtained from the OTCBB.com, a website maintained by OTC Bulletin Board(R) (OTCBB).

                                             High        Low
                                             Bid         Bid
                                             ---         ---
     1999 Fiscal Year
     ----------------
     First Quarter . . . . . . . . . . . . . $5.50       $1.00
     Second Quarter  . . . . . . . . . . . . $4.50       $2.50
     Third Quarter . . . . . . . . . . . . . $3.63       $1.69

On January 4, 2000, the last reported bid and asked prices for the Common Stock were $8.28 and $8.53, respectively.

HOLDERS

     As of January 4, 2000, the Company had 65 holders of record of the Company's Common Stock. We believe there to be additional beneficial owners of our Common Stock held in "street name" or their broker's accounts for their benefit. Although there is a trading market for our stock, it is lightly traded, there is no substantial public float at the present time.

ITEM 2.  LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings, nor are we aware of pending or threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Registrant and its subsidiary NVT, Inc. have issued their securities to the following persons for the cash or other consideration indicated in transactions that were not registered under the Securities Act of 1933 (the "1933 Act").

                                   I.

     In August 1998, the Registrant entered into a Merger and Plan of Reorganization where it acquired all of the issued and outstanding shares of NVT, Inc. and issued a total of 3,000,000 shares of Common Stock to six
(6) individuals, three (3) of which are current Officers and Directors. The share exchange was made pursuant to the exemption provided by Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder.

                                   II.

     In August 1998, the Company issued 200,000 shares of its "restricted" Common Stock to Mezzanine Capital Limited ("Mezzanine") for 40,000 of their shares and certain financial advisory services which included locating the public "shell" into which NVT, Inc. was ultimately merged and structuring the transaction. Further, in August 1998, Mezzanine was issued an additional 300,000 shares of Common Stock for continuing services. This issuance was pursuant to the exemption from registration provided by
Section 4(2) of the 1933 Act. Mezzanine represented that it purchased the securities for investment, and all certificates issued were impressed with a restrictive legend advising that the shares represented by the certificates may not be sold, transferred, pledged or hypothecated without having first been registered or the availability of an exemption from registration established. No commissions were paid and no broker/dealer was involved in this transaction.

                                  III.

     In April 1999, the Registrant issued 493,250 shares of Common Stock at $2.00 to forty-one (41) individuals. The Registrant claims the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act") and Rule 504 pursuant to Regulation D adopted thereunder. Sales commissions of 10% were paid in connection with the sale of the shares.

                                   IV.

     From January 1998 to December 1999, the Registrant's subsidiary NVT, Inc. has issued from time to time, a series of promissory notes to certain "accredited investors" and non-accredited investors. The issuance of NVT, Inc.'s notes to the 64 noteholders was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act and/or Regulation D and Rule 506 adopted thereunder. A total of 16 noteholders are non-accredited and forty-eight are accredited as defined pursuant to Rule 501 of regulation D. Sales commissions of 10% were paid in connection with the sale of the notes. All purchasers represented by way of subscription agreements, that they purchased the securities for investment, and all certificates issued to the purchasers were impressed with a restrictive legend advising that the shares represented by the certificates may not be sold, transferred, pledged or hypothecated without having first been registered or the availability of an exemption from registration established. These purchasers who have renewed their notes have received updated information from the Registrant and executed amended subscription agreements.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its Officers and Directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the Officer or Director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an Officer or Director, absent a finding of negligence or misconduct in the performance of duty.

                    NetVoice Technologies Corporation


                            TABLE OF CONTENTS

                                                            PAGE
                                                            ----

Independent Auditor's Report                                 F-1

Audited and Unaudited Financial Statements

    Balance Sheet                                            F-2

    Statement of Operations                               F-3 & F-4

    Statement of Cash Flow                                   F-5

    Statement of Shareholders Equity                         F-6

    Notes to the Financial Statements                        F-7

                    NetVoice Technologies Corporation
                      (A Development Stage Company)

                    Consolidated Financial Statements

                            December 31, 1998
                    & September 30, 1999 (Unaudited)

                      Independent Auditor's Report
                      ----------------------------

Board of Directors
NetVoice Technologies Corporation
(A Development Stage Company)

I have audited the accompanying consolidated balance sheets of NetVoice Technologies Corporation, (a development stage company), as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period January 7, 1998 (Inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of NetVoice Technologies Corporation, (a development stage company), as of December 31, 1998, and the results of its operations and its cash flows for the period January 7, 1998 (Inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming NetVoice Technologies Corporation, (a development stage company), will continue as a going concern. As discussed in Note #10 to the consolidated financial statements, the Company has an accumulated deficit and a negative net worth at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              /s/ SCHVANEVELDT & COMPANY

Salt Lake City, Utah
December 15, 1999

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                       Consolidated Balance Sheets
           September 30, 1999 (Unaudited) & December 31, 1998

                                                (Unaudited)
                                                 September        December
                                                 30, 1999         31, 1998
                                                ----------       ----------
       Assets
Current Assets
--------------
  Cash & Cash Equivalents                       $    46,267      $     7,990
  Accounts Receivable - Trade                       128,517           75,068
  Prepaid Expenses                                    1,000            6,063
  Cash In Trust - Restricted                            -0-          167,100
                                                -----------      -----------

      Total Current Assets                          175,784          256,221

Property & Equipment
--------------------

  Office Equipment                                   11,268            8,160
  Computers & Telephone Equipment                 1,605,450          701,989
                                                -----------      -----------

      Total Property & Equipment                  1,616,718          710,149

      Less Accumulated Depreciation                (236,793)         (28,293)
                                                -----------      -----------

      Net Property & Equipment                    1,379,925          681,856

Other Assets
------------

  Vendor Security Deposits                           87,523           72,208
  Investments                                           200              200
  Customer Base List                                112,220          101,666
                                                -----------      -----------

      Total Other Assets                            199,943          174,074
                                                -----------      -----------

      Total Assets                              $ 1,755,652      $ 1,112,151
                                                ===========      ===========



The accompanying notes are an integral part of these financial statements
                                    3

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                 Consolidated Balance Sheets -Continued-
           September 30, 1999 (Unaudited) & December 31, 1998

                                                (Unaudited)
                                                 September         December
                                                 30, 1999          31, 1998
                                                ----------        ----------
      Liabilities & Stockholders' Equity

Current Liabilities
-------------------

  Accounts Payable                              $   693,865      $   426,161
  Accrued Salaries                                     -0-            12,625
  Accrued Taxes                                      26,874           23,791
  Accrued Interest Payable                           56,095           27,152
  Notes Payable                                   2,843,090        1,669,337
  Stockholders' Loans                               136,672          164,972
  Capital Lease Current Maturities                  383,931          117,081
                                                -----------      -----------

      Total Current Liabilities                   4,140,527        2,441,119

Long Term Liabilities
---------------------

  Capital Leases Payable                            463,439           69,399
                                                -----------      -----------

      Total Liabilities                           4,603,966        2,510,518

Commitments & Contingencies
---------------------------

Stockholders' Equity
--------------------
  Preferred Stock; 50,000,000 Shares Authorized
    at $0.001 Par Value, None Issued
  Stock to be Issued                                    702              -0-
  Common Stock 100,000,000 Shares Authorized
    at $.001 Par Value; 5,333,300 & 4,495,050
    Shares Issued & Outstanding Respectively          5,333            4,495
  Paid In Capital                                 2,244,964          320,505
  Unearned Compensation                            (702,500)             -0-
  Deficit Accumulated in the Development Stage   (4,396,813)      (1,723,367)
                                                -----------      -----------

      Total Stockholders' Equity                 (2,848,314)      (1,398,367)
                                                -----------      -----------

      Total Liabilities & Stockholders' Equity  $ 1,755,652      $ 1,112,151
                                                ===========      ===========

The accompanying notes are an integral part of these financial statements
                                    4

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                  Consolidated Statements of Operations
 Accumulated for the Period January 7, 1998 to September 30, 1999 (Unaudited)
     For the Period January 1, 1999 to September 30, 1999 (Unaudited) & the Period January 7, 1998 (Inception) to September 30, 1998 (Unaudited) &
       the Period January 7, 1998 (Inception) to December 31, 1998

                                     Accumulated
                                      January 7,     January 1,     January 7,      January 7,
                                         1998 to        1999 to        1998 to         1998 to
                                       September      September      September        December
                                        30, 1999       30, 1999       30, 1998        31, 1998
                                     -----------    -----------    -----------     -----------
Revenues
--------

  Sales                              $   727,422    $   606,685    $     4,169     $   120,737
                                     -----------    -----------    -----------     -----------

Expenses
--------

   Direct Expenses                     1,244,922        992,728         63,780         252,194
   General & Administrative Expenses   2,407,442      1,573,893        536,988         833,549
                                     -----------    -----------    -----------     -----------

      Total Expenses                   3,652,364      2,566,621        600,768       1,085,743
                                     -----------    -----------    -----------     -----------

      Net Operating Loss              (2,924,942)    (1,959,936)      (596,599)       (965,006)

Other Income (Expenses)
-----------------------

   Finders Fees                         (150,000)           -0-       (150,000)       (150,000)
   Interest Income                         7,555          4,015          1,580           3,540
   Interest Expense                   (1,089,626)      (717,525)      (212,014)       (372,101)
   Valuation Loss on Investment         (239,800)           -0-            -0-        (239,800)
                                     -----------    -----------    -----------     -----------

      Other Income (Expenses)         (1,471,871)      (713,510)      (360,434)       (758,361)
                                     -----------    -----------    -----------     -----------

      Net Loss                       ($4,396,813)   ($2,673,446)   ($  957,034)    ($1,723,367)
                                     ===========    ===========    ===========     ===========

      Basic & Diluted Loss Per Share                ($     0.52)   ($     0.31)    ($     0.48)

      Weighted Average Shares
      Outstanding                                     5,180,349      3,112,410       3,623,032



The accompanying notes are an integral part of these financial statements
                                    5

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                   Statements of Stockholders' Equity
      For the Period June 30, 1998 (Inception) to December 31, 1998
    and the Period January 1, 1999 to September 30, 1999 (Unaudited)

                                                                                          Deficit
                               Common Stock                                           Accumulated
                   --------------------------------------                                  In the
                    Stock to             To be                 Unearned      Paid In  Development
                   be Issued    Shares  Issued     Amount  Compensation      Capital        Stage
                   ------------------------------------------------------------------------------
Balance,
 June 30, 1998           -        -0-       -  $     -0-   $         -  $       -0-   $      -0-

Shares Issued to
Incorporators for
Cash at $0.003
 Per Share               -   3,000,000      -      3,000             -        7,000            -

Shares Issued for
"Reverse Takeover"
of Blue Pine, Inc.,      -     995,050      -        995             -    (    995)            -

Shares Issued for
Investment in
Mezzanine Capital,
LTD., at $1.20
Per Share                -     200,000      -        200             -     239,800             -

Shares Issued for
Services at $0.25
Per Share                -     300,000      -        300             -      74,700             -

Net Loss for the
Period Ended
December 31, 1998        -           -      -          -             -           -    (1,723,367)
                   ------------------------------------------------------------------------------

Balance,
December 31, 1998        -   4,495,050      -      4,495             -     320,505    (1,723,367)

Shares Issued to
Officers & Directors
at $0.39 Per Share       -     370,000      -        370             -     144,630             -

Shares Sold as Part
of Private Placement
Memorandum at $1.94
Per Share                 -    493,250      -        493            -       958,007            -


The accompanying notes are an integral part of these financial statements
                                    6

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
             Statements of Stockholders' Equity -Continued-
      For the Period June 30, 1998 (Inception) to December 31, 1998
    and the Period January 1, 1999 to September 30, 1999 (Unaudited)

                                                                                          Deficit
                               Common Stock                                           Accumulated
                   -------------------------------------                                   In the
                    Stock to             To be                 Unearned      Paid In  Development
                   be Issued    Shares  Issued     Amount  Compensation      Capital        Stage
                   --------------------------------------------------------------------------------
Shares Returned          -   (145,000)      -   (    145)            -          145             -

Shares to be Issued
to Employees at
$1.00 Per Share    702,500          -     702          -   (   702,500)     701,797             -

                         -    120,000       -        120             -      119,880             -

Net Loss Nine
Months Period Ended
September 30, 1999                                                                     (2,673,446)
                   -------------------------------------------------------------------------------
Balance,
September 30, 1999  702,500  5,333,300  $  702  $   5,333  ($   702,500)  $ 2,244,964 ($4,396,813)
                   ===============================================================================









The accompanying notes are an integral part of these financial statements
                                    7

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                        Statements of Cash Flows
 Accumulated for the Period January 7, 1998 to September 30, 1999 (Unaudited) &
      For the Period January 1, 1999 to September 30, 1999 (Unaudited) & the Period January 7, 1998 (Inception) to September 30, 1998 (Unaudited) &
       the Period January 7, 1998 (Inception) to December 31, 1998

                                     Accumulated
                                      January 7,     January 1,     January 7,      January 7,
                                         1998 to        1999 to        1998 to         1998 to
                                       September      September      September        December
                                        30, 1999       30, 1999       30, 1998        31, 1998
                                     -----------    -----------    -----------     -----------
Cash Flows from Operating Activities
------------------------------------

  Net Loss                           ($4,396,813)   ($2,673,446)   ($  957,033)    ($1,723,367)
                                     -----------    -----------    -----------     -----------
   Adjustments to Reconcile Net Loss
     to Net Cash Used by Operating
     Activities:
      Evaluation Loss                    239,800            -0-            -0-         239,800
      Depreciation & Amortization        294,573        257,946         11,700          36,627
      Expense Paid by Stock in Lieu
       of Cash                            75,000            -0-         75,000          75,000
      Stock Issued to Employees,
       Officers & Directors              265,000        265,000            -0-             -0-
   Changes in Operating Assets &
   Liabilities:
     (Increase) Decrease in Accounts
       Receivable                    (   128,517)   (    53,449)   (     3,600)    (    75,068)
     (Increase) Decrease in Prepaid
       Expenses                      (     1,000)         5,063            -0-     (     6,063)
     (Increase) in Security Deposits (    87,523)   (    15,315)   (     9,094)    (    72,208)
     Increase (Decrease) in Accounts
       Payable                           693,865        267,704         24,493         426,161
     Increase (Decrease) in Accrued
       Expenses                           82,969         19,401         35,697          63,568
                                     -----------    -----------    -----------     -----------

       Net Cash Provided (Used) by
       Operating Activities          ( 2,962,646)   ( 1,927,096)   (   822,837)    ( 1,035,550)

Cash Flows from Investing Activities
------------------------------------

   Purchase of Office Furniture      (    11,268)           -0-            -0-     (     8,160)
   Purchase of Computers &
     Telephone Equipment             ( 1,605,450)   (   906,569)   (   361,556)    (   701,989)
   Purchase of Customer Base List    (   170,000)   (    60,000)           -0-     (   110,000)
                                     -----------    -----------    -----------     -----------

        Net Cash Flows (Used) by
        Investing Activities         ( 1,786,718)   (   966,569)   (   361,556)    (   820,149)



The accompanying notes are an integral part of these financial statements
                                    8

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                  Statements of Cash Flows -Continued-
  Accumulated for the Period January 7, 1998 to September 30, 1999 (Unaudited) &
     For the Period January 1, 1999 to September 30, 1999 (Unaudited) & the Period January 7, 1998 (Inception) to September 30, 1998 (Unaudited) &
       the Period January 7, 1998 (Inception) to December 31, 1998

                                     Accumulated
                                      January 7,     January 1,     January 7,      January 7,
                                         1998 to        1999 to        1998 to         1998 to
                                       September      September      September        December
                                        30, 1999       30, 1999       30, 1998        31, 1998
                                     -----------    -----------    -----------     -----------
Cash Flows from Financing Activities
------------------------------------

   Sale of Common Stock              $   968,500    $   958,500    $    10,000     $    10,000
   Increase in Notes Payable           4,512,426      2,843,089      1,515,909       1,874,337
   Payments on Notes Payable         ( 1,669,337)   ( 1,669,337)           -0-     (   205,000)
   Increase in Stockholders' Loans       136,672    (    28,300)        24,651         164,972
   Increase in Capital Leases            847,370        660,890         39,675         186,480
   Increase in Telecom Clearing
     Trust, Inc.                             -0-        167,100    (   151,590)    (   167,100)
                                     -----------    -----------    -----------     -----------

      Net Cash Provided (Used) by
      Financing Activities             4,795,631      2,931,942      1,438,645       1,863,689
                                     -----------    -----------    -----------     -----------

      Increase In Cash & Equivalents      46,267         38,277        254,252           7,990

      Cash & Equivalents at
      Beginning of Period                    -0-          7,990            -0-             -0-
                                     -----------    -----------    -----------     -----------

      Cash & Equivalents at End
      of Period                      $    46,267    $    46,267    $   254,252     $     7,990
                                     ===========    ===========    ===========     ===========

Disclosures from Operating Activities
-------------------------------------

   Interest                          $ 1,089,626    $   717,525    $   212,014     $   372,101
   Taxes                                     -0-            -0-            -0-             -0-


Significant Non-Cash Transactions
---------------------------------

   Issued 200,000 Shares of Common
     Stock To Acquire 40,000 Shares
     of Mezzanine Capital, LTD., at
     $6.00 Per Share                 $   240,000    $       -0-    $   240,000     $   240,000
   Issued 300,000 Shares of Common
     Stock For Services at Par Value      75,000            -0-         75,000          75,000
   Issued 490,000 Shares to
     Employees, Officers, and
     Directors in Lieu of
     Compensation                        265,000        265,000            -0-             -0-
   Reserved 702,500 Shares for
     Issuance to Officers & Employees
     for Future Compensation                 -0-            -0-            -0-             -0-

The accompanying notes are an integral part of these financial statements
                                    9

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                      Notes to Financial Statements

NOTE #1 - Corporate History
---------------------------

NetVoice Technologies Corporation, (the Company) was incorporated on June 16, 1977 under the laws of the state of Nevada, using the name, Eastco, Inc. On December 8, 1997, a Certificate of Amendment was filed changing the name to Blue Pines, Inc. On August 11, 1998, a Certificate of Amendment was filed changing the name to NetVoice Technologies Corporation.

Pursuant to an Agreement and Plan of Reorganization dated July 16, 1998, the Company's shareholders exchanged on a share for share basis all of the outstanding shares of the Company for shares in NETVOICE TECHNOLOGIES, INC., a privately held Nevada Corporation. Following the exchange NETVOICE TECHNOLOGIES, INC., became a wholly owned subsidiary of the Company.

NETVOICE TECHNOLOGIES, INC., is the successor to Netvoice Technologies,
LLC, a Texas Limited Liability Company, formed January 7, 1998. The Corporation was formed under the laws of the state of Nevada on June 30, 1998.

The purpose of the Company is to engage in any lawful business activity that is authorized by the Board of Directors. The Company is now building out a voice over the Internet network and is marketing the use of its network to its wholesale and commercial customers.

The Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies
-----------------------------------------

A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the services are provided to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets or the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
F.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #2 - Significant Accounting Policies -Continued-
-----------------------------------------------------

G. Consolidation Policy: The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.
H. Income Taxes: Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.
I. New Technical Pronouncements: In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 did not have a material impact on the Company's financial statements.

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 did not have a material impact on the Company's financial statements.

NOTE #3 - Reverse Acquisition
-----------------------------

Pursuant to a Plan and Agreement of Reorganization dated July 16, 1998, NETVOICE TECHNOLOGIES, INC., a Nevada Corporation, (the legal acquiree) and Blue Pines, Inc., a Nevada Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

Shareholders of the legal acquiree surrendered 100% of the outstanding shares (3,000,000 shares) in exchange for 3,000,000 shares of the legal acquirer.

Following the exchange the shareholders of the legal acquiree held
3,000,000 shares of the 3,995,050 issued shares of the legal acquirer (75.09%).

On August 11, 1998, Blue Pines, Inc., the legal acquirer, filed a
Certificate of Amendment with the Secretary of State, of the state of Nevada, changing its name to NetVoice Technologies Corporation.

The merger of a private operating Company, (NETVOICE TECHNOLOGIES, INC.) into a non-operating public shell corporation (Blue Pines, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #3 - Reverse Acquisition -Continued-
-----------------------------------------

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

NOTE #4 - Statement Presentation
--------------------------------

The financial statements as herewith presented are the consolidated financial statements of NetVoice Technologies Corporation (Parent) and NETVOICE TECHNOLOGIES, INC., (Subsidiary). All of the consolidated operations occurred in NETVOICE TECHNOLOGIES, INC.

NETVOICE TECHNOLOGIES, INC., is the successor to Netvoice Technologies, LLC. When NETVOICE TECHNOLOGIES, INC., was formed on June 30, 1998, it assumed all assets and liabilities of the LLC.

NOTE #5 - Property and Equipment and Depreciation Expenses
----------------------------------------------------------

The Company capitalized the purchase of equipment for major purchases in excess of $500 per item. Capitalized amounts are depreciated over the estimated useful life of the assets as follows:

                                                       Estimated
     Property & Equipment                            Useful Life
     -----------------------------------------------------------
     Furniture & Equipment                         3 to 10 Years

Property and equipment at cost are as follows:
     Furniture & Equipment                            $    8,160
     Computer & Telephone Equipment                      701,989
                                                      ----------

       Total Cost                                        710,149
       Less Accumulated Depreciation                  (   28,293)
                                                      ----------
       Net Book Value                                    681,856
                                                      ==========

     Depreciation and Amortization Expenses           $   28,293
                                                      ==========
                                   12

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #6 - Short Term & Long Term Debt
-------------------------------------

The Company has the following short term and long term debt:

Short Term Debt
---------------

  Thirty Eight (38) Notes Secured by a Perfected
  Security Interest in revenues from contracts,
  title documents of the equipment and a cash reserve
  equal to 10% of total notes payable.  The Notes bear
  interest at a rate of 13.35% per annum payable on the
  first day of each quarter during the term.  All
  principal and unpaid accrued interest is due and
  payable in nine (9) months from the date of the
  issuance.  The Payee has the right to extend the
  term of the Notes for an additional nine (9) months
  at the same terms.                                            $ 1,669,337

  Stockholders' loans; original loan $164,972 less
  $81,500 paid, no interest.                                        164,972

  Current Maturities of Capital Leases                              117,081
                                                                -----------

     Total Short Term Debt                                      $ 1,951,390
                                                                ===========

Long Term Debt
--------------

  Capital lease for telephone equipment 18 payments of
  $6,596.                                                       $   126,138

  Capital lease for telephone equipment, 24 payments
  of $2,390.                                                         56,908

  Capital lease for office copier thirty-six (36)
  payments of $123.08; equipment cost $3,700, amount
  remaining to be paid.                                         $     3,434
                                                                -----------

     Total Due on Long Term Capital Leases                          186,480

     Less Current Maturities                                    (   117,081)
                                                                -----------

     Balance                                                    $    69,399
                                                                ===========

Debt Service Requirements
-------------------------

     Year Ended                   Total
     ----------             -----------
     1999                     1,951,390
     2000                        68,166
     2001                         1,233
                            -----------

         Total              $ 2,020,789
                            ===========

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #7 - Taxes
---------------

The Company accounts for income taxes in accordance with SFAS No., 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expenses is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

From January 7, 1998 to June 30, 1998 the Company operated as a Limited Liability Company (LLC). On June 30, 1998, the Company filed Articles of Incorporation in the state of Nevada and continued its business activities as a Corporation. The financial statements have been prepared using the entity approach, that is, representing activities from January 7, 1998 through December 31, 1998. For income tax purposes the Company will be required to file a partnership return for the period when it operated as an LLC and a corporate tax return for the period it was a corporation. The financial statements reflect a net operating loss for the period $1,723,367 of which $320,243 is the loss for the period of LLC operations. The Corporation therefore had a loss of $1,403,124 for net operating loss carryforwards.

The Company has net operating losses to carryforward for future tax purposes as follows:

     Year of Loss             Amount of Loss      Expiration Date
     ------------             --------------      ---------------
       1998                   $    1,403,124                 2018

Net deferred taxes in the accompanying balance sheets include the following components as of December 31, 1998:

     Deferred Tax Asset
      Net Operating Loss Carryforward   ($   477,062)
     Valuation Allowance                     477,062
                                         -----------
               Net Deferred Tax Asset    $       -0-
                                         ===========

     Current Tax Expense                 $       -0-
                                         ===========

The Company has established the valuation allowance at 100% of maximum federal tax benefit because it is uncertain if the net loss carryforwards will result in tax asset benefits.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #8 - Trust Indenture and Trustee
-------------------------------------

Pursuant to a Trust Indenture, NETVOICE TECHNOLOGIES, INC., and its predecessor Netvoice Technologies, LLC, has issued short term, 13.35% secured notes (see Note #6). The parties to the Indenture Agreement are NETVOICE TECHNOLOGIES, INC., (Issuer) and Telecom Clearing Trust, Inc., (Trustee). Telecom Clearing Trust, Inc., is the Attorney in fact of the respective holders of the notes made pursuant to the Indenture Agreement and the exclusive representation of the Issuer.

The aggregated principal amount of the notes which may be authenticated and delivered under the Indenture is limited to Five Million Dollars
($5,000,000) of which 1,669,367 has been issued through December 31, 1998.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Issuer's 13.35% Secured Notes collateralized by revenues from contracts with interconnect exchange carriers for resale and transmission of calls the title documents to Internet Servers and other types of electronic equipment necessary for these operations, a ten percent (10%) cash operating reserve, all past and future claims, demands causes chooses in action in respect of any or all of the foregoing, including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property, all cash proceeds, accounts, accounts receivable, notes, drafts, acceptances, chattel paper, checks, deposits accounts, insurance proceeds, condemnation awards, rights to payment of any and every kind and other forms of obligations and receivables, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing.

At December 31, 1998, Telecom Clearing Trust, Inc., held for the benefit of NETVOICE TECHNOLOGIES, INC., $168,024 from the proceeds of the notes. Pursuant to the trust indenture $167,100, 10% of the notes balance is restricted in its usage by the Company. The remaining $924 is available to the Company for current operating capital.

NOTE #9 - Stockholders' Equity
------------------------------

Preferred Stock:
     The Company is authorized to issue 50,000,000 shares of Preferred Stock with a par value of $0.001 per share in one or more series as may be determined by the Board of Directors. The Board of Directors may fix the designation, power, preference and relative rights of the shares of each series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any series without stockholders' approval or action by the stockholders. The Board of Directors may authorize, without stockholders' approval, the issuance of Preferred Stock with voting rights and conversion rights that could adversely affect the voting power and other rights of the common stock.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #9 - Stockholders' Equity
------------------------------

Common Stock:
     The total authorized stock of the Corporation is 100,000,000 shares of common stock, with a par value of $0.001. All stock when issued shall be deemed fully paid and non-assessable. No cumulative voting on any matter to which stockholders shall be entitled to vote, shall be allowed for any purposes. Shareholders have no pre-emptive rights to acquire unissued shares of stock of the Corporation.

Stock Spilt:
     Pursuant to the Agreement and Plan of Reorganization the shares of Blue Pines, Inc., were split as a 1 for 3 reverse split. Post split shares of Blue Pines, Inc., were 995,050. Retroactive restatement had been made to effect the shares outstanding and the earnings per share are based upon post split shares.

Common Stock Issued for Services and Other Non-Cash Transactions:
     The Company issued 200,000 shares of common stock to acquire 40,000 shares of Mezzanine Capital, LTD. See Note #12.

     The Company issued 300,000 shares of common stock at par value to two providers of promotional service and investment banking services. The value of the services provided was $75,000.

Deficit Accumulated in the Development Stage:
     The Company is considered to be a development stage company.
     Operations have not produced significant revenues and expenditures for operating expenses exceed revenues by $1,723,367. This amount is considered to be the deficit accumulated during the development stage.

Stock Based Compensation
     In August/September 1999, the Company issued 120,000 shares of common stock to key employees. The average market price in the issue period was $1.875. The stock was restricted to its marketability and the trading volume was relatively small. The Company applied a 12.75% discount to the issued shares for financial risk and liquidity and a 34% discount for lack of marketability. The Company valued the shares at $1.00 per share and booked compensation expenses of $120,000.

     In September 1999, the Company granted 702,500 shares of common stock to key employees, subject to certain company recall privileges based on the following vesting schedules;
          456,250 shares to vest in the first calendar quarter of 2000, 73,750 shares to vest in the second calendar quarter of 2000, 73,750 shares to vest in the third calendar quarter of 2000, 23,750 shares to vest in the fourth calendar quarter of 2000, 75,000 shares to vest in the first calendar quarter of 2001,
     The Company recorded $702,500 as unearned compensation expense in the applicable vesting period. The Company will adjust the value of the unearned compensation charged to compensation expense in each vesting period as the factors of financial risk and liquidity change.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #10 - Going Concern
------------------------

The accompanying financial statements of NetVoice Technologies Corporation, have been prepared on a going-concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations, the Company has not yet achieved profitable operations. As of December 31, 1998, the Company has insufficient working capital and a deficit stockholders' equity. These items raise substantial doubt about the ability of the Company to continue as a going concern.

The Company is presently preparing a placement memorandum to issue shares of its common stock to provide working capital for future growth and development.

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations, meet its product development goals, secure new financing and generate sufficient cash flows from operations. The financial statements do not include any adjustments that might result from outcome of these uncertainties.

NOTE #11 - Lease Obligations
----------------------------

The Company conducts its operations in leased facilities and has entered into leases for office space. The future minimum lease payments under the operating lease as of December 31, 1998 are as follows:

     Years Ending        Lease
     December 31,        Amount
     ------------        -----------
     1999                $    75,623
     2000                    104,340
     2001                     26,085
                         -----------
          Total          $   206,048
                         ===========

NOTE #12 - Investments
----------------------

On October 27, 1998, the Company issued 200,000 shares of its common stock, restricted, to acquire 40,000 shares of common stock of Mezzanine Capital, LTD., a Bermuda Corporation. The stock of Mezzanine is trading on the Bermuda exchange and was valued at its bid price of $6.00 per share.

At December 31, 1998, the Company wrote the investment down to the par value of the shares issued because there had been no activity in the sale of the stock and its market value was unknown.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #13 - Customer Base
------------------------

In October 1998, the Company purchased a customer base for $110,000. The base will be used by the Company in its long distance and other marketing efforts and the Company estimates its useful life as two years. The Company has recognized $8,334 as amortization expense in 1998. The President of Quantum Network Services, Inc., the seller of the customer list, is also an officer of the Company.

NOTE #14 - Subsequent Events
----------------------------

Carrier Service Agreement Sales
     The Company has signed Carrier Service Agreement Contracts with two long distance carriers. These one year contracts generally provide that the long distance carriers are to receive the right of first refusal for circuit usage made available in each new geographical market. The contracts encompass six cities and a minimum of seventeen circuits.

Private Offering of Common Stock
     The Company sold pursuant to a private offering 500,000 shares of its common stock at $2.00 per share. From January 18, 1999 through April 30, 1999 the Company sold 493,250 shares for gross proceeds of $986,500.

Issuance of Options
     In January 1999, the Company issued Options to Purchase 300,000 shares each, to three of its Directors. The Options to Purchase common stock are exercisable at $1.00 per share over a period for five years from the date of issuance.

NOTE #15 - Commitments & Contingencies
--------------------------------------

The Company has signed an Agreement with e.Spire(TM) Communications, Inc., for telephone related services. The Agreement requires the Company to pay minimum monthly charges of $750 and a non-recurring charge of $1,000. Should the Company terminate the Agreement without cause it would be subject to early termination penalty of charges equal to the number of months remaining in the Agreement term multiplied by the monthly rate of service payable within ten days of termination.

The Company has signed an Agreement with Brooks Fiber Communications of NVT, Inc., for telephone and Internet related services for services commencing April 1998 and continuing for a two year term, recurring charges are $3,531 monthly. If the Company terminates the Agreement without cause it would be subject to a penalty of 50% of the recurring charge multiplied by the remaining months of the contract.

The Company has an Agreement with GTE for Internet services commencing in July 1998 for a one year period. The recurring costs are $544, or a total of $3,777. If the Company terminates the Contract without cause it will be subject to a penalty of 50% of all remaining recurring costs for the Agreement term.

                    NetVoice Technologies Corporation
                      (A Development Stage Company)
                Notes to Financial Statements -Continued-

NOTE #15 - Commitments & Contingencies -Continued-
--------------------------------------------------

The Company has also signed Carrier Service Agreements with three of its customers to provide "OP Long Haul and Local Termination" service for a one year period. All carrier service agreements signed in 1998 expire in November 1999.

In 1999, the Legal Acquirer, Blue Pines, Inc., was involved in the gold mining industry, the extent of the mining activity was to acquire a mineral lease, which was subsequently abandoned due to lack of lease payments and exploration activity. The applicable statute of limitations has expired and no claims have been made against Blue Pines, Inc. The Company believes it unlikely that any contingent claims will be made against the Company.

                                PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION TO EXHIBITS

     The Exhibits listed below are filed as part of this Registration
Statement.

Exhibit
Number      Description
------      -----------

3.1         Articles of Incorporation of Eastco, Inc. dated June 16, 1977

3.2 Certificate of Amendment of Articles of Incorporation of Eastco, Inc. dated December 8, 1997

3.3 Certificate of Amendment of Articles of Incorporation of Blue Pines, Inc. dated August 11, 1998

3.4         Bylaws of NetVoice Technologies Corporation

3.5         Amendments to Bylaws of NetVoice Technologies Corporation

3.6         Certificate of Correction

3.7 Second Amended and Restated Articles of Incorporation of NetVoice Technologies Corporation

10.1        Agreement and Plan of Reorganization

10.2        Memorandum of Understanding between NetVoice Technologies, Inc.
            and MultiCom Services

10.3        Memorandum of Understanding between NetVoice Technologies, Inc.
            and Diversified Data Distributors

10.4 Agreement between NetVoice Technologies, Inc. and Interwest Transfer Co., Inc.

10.5        Broker Agreement between NetVoice Technologies, Inc. and
            Unlimited Tech, Inc.

10.6        Carrier Service Agreement between NetVoice Technologies, Inc.
            and IDT Corporation

10.7        Carrier Service Agreement between NetVoice Technologies, Inc.
            and IDS Long Distance, Inc.

10.8        Carrier Service Agreement between NetVoice Technologies, Inc.
            and Intercomm Americas, Inc.

10.9        Internet Telephony Service Agreement between NetVoice
            Technologies, Inc. and Intercomm Americas, Inc.

10.10 Carrier Service Agreement between NetVoice Technologies, Inc. and JD Services, Incorporated

10.11       Carrier Service Agreement between NetVoice Technologies, Inc.
            and SuperNet

10.12 Carrier Service Agreement between NetVoice Technologies, Inc. and ValuLine, Inc.

10.13       Telecommunications Service Agreement between NetVoice
            Technologies, Inc. and Brooks Fiber Communications

10.14 Carrier Service Agreement between NetVoice Technologies, Inc. and CapRock Communications

10.15 Letter of Agreement between NetVoice Technologies Corporation and Duncan & Hill, LLC

10.16       Agreement between NetVoice Technologies, Inc. and Frontier
            Communications

10.17       Agreement between NetVoice Technologies, Inc. and Electric
            Lightwave, Inc.

10.18       Agreement between NetVoice Technologies, Inc. and GTE
            Internetworking

10.19 Software License and Support Agreement between NetVoice Technologies, Inc. and Portal Software, Inc.

10.20 Master Lease Agreement between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.21 Addendum to Master Lease Agreement (AA) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.22 Addendum to Master Lease Agreement (AB) between NetVoice Technologies, Inc. and Cisco Systems Capital Corporation

10.23 Addendum to Master Lease Agreement (AC) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.24 Addendum to Master Lease Agreement (AD) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.25 Addendum to Master Lease Assignment (AE) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.26 Addendum to Master Lease Agreement (AF) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.27 Lease Agreement between NetVoice Technologies, LLC and Inter-Tel Leasing, Inc.

10.28 Network Agreement between NetVoice Technologies, Inc. and Inter-Tel.net, Inc.

10.29       Master Services Agreement with Signup Server, Inc.

10.30       Office Lease and First Amendment thereto

10.31       Employment Agreement with Jeff Rothell

10.32       Employment Agreement with Garth Cook

21          Subsidiaries of the Company

24.1        Consent of Schvanevedt & Company

27.1        Financial Data Schedule

                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              NETVOICE TECHNOLOGIES CORPORATION


                              By: /s/ JEFFREY ROTHELL
                                 ---------------------------------
                                 Jeffrey Rothell, President, Chief
                                 Executive Officer

     In accordance with the requirements of the Securities Exchange Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

     Signatures                 Title                      Date
     ----------                 -----                      ----

/s/ JEFFREY ROTHELL      President, Chief Executive     January 18, 2000
-----------------------  Officer (Principal Executive
Jeffrey Rothell          Officer)


/s/ GARTH COOK           Chief Financial Officer        January 18, 2000
-----------------------  (Principal Financial and
Garth Cook               Accounting Officer)

/s/ WILLIAM D. YOTTY     Chairman of the Board          January 18, 2000
-----------------------
William D. Yotty


/s/ JAMES CHAMBAS        Director                       January 18, 2000
-----------------------
James Chambas


/s/ WILLIAM BEDRI        Director and Secretary         January 18, 2000
-----------------------
William Bedri

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                    NETVOICE TECHNOLOGIES CORPORATION
                    ---------------------------------
             (Name of small business issuer in its charter)

           Nevada                                          91-1986538
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                     13747 MONTFORT DRIVE, SUITE 250
                            DALLAS, TX  75240
            -------------------------------------------------
           (Address of principal executive offices) (Zip Code)



Issuer's telephone number:  (972) 788-2988
                          ----------------

                              EXHIBIT INDEX
                              -------------


Exhibit                                            Page Number in
No.         Document                        Sequentially Numbered System
-------     --------                        ----------------------------

3.1         Articles of Incorporation of Eastco, Inc. dated June 16, 1977

3.2 Certificate of Amendment of Articles of Incorporation of Eastco, Inc. dated December 8, 1997

3.3 Certificate of Amendment of Articles of Incorporation of Blue Pines, Inc. dated August 11, 1998

3.4         Bylaws of NetVoice Technologies Corporation

3.5         Amendments to Bylaws of NetVoice Technologies Corporation

3.6         Certificate of Correction

3.7 Second Amended and Restated Articles of Incorporation of NetVoice Technologies Corporation

10.1        Agreement and Plan of Reorganization

10.2        Memorandum of Understanding between NetVoice Technologies, Inc.
            and MultiCom Services

10.3        Memorandum of Understanding between NetVoice Technologies, Inc.
            and Diversified Data Distributors

10.4 Agreement between NetVoice Technologies, Inc. and Interwest Transfer Co., Inc.

10.5        Broker Agreement between NetVoice Technologies, Inc. and
            Unlimited Tech, Inc.

10.6        Carrier Service Agreement between NetVoice Technologies, Inc.
            and IDT Corporation

10.7        Carrier Service Agreement between NetVoice Technologies, Inc.
            and IDS Long Distance, Inc.

10.8        Carrier Service Agreement between NetVoice Technologies, Inc.
            and Intercomm Americas, Inc.

10.9        Internet Telephony Service Agreement between NetVoice
            Technologies, Inc. and Intercomm Americas, Inc.

10.10 Carrier Service Agreement between NetVoice Technologies, Inc. and JD Services, Incorporated

10.11       Carrier Service Agreement between NetVoice Technologies, Inc.
            and SuperNet

10.12 Carrier Service Agreement between NetVoice Technologies, Inc. and ValuLine, Inc.

10.13       Telecommunications Service Agreement between NetVoice
            Technologies, Inc. and Brooks Fiber Communications

10.14 Carrier Service Agreement between NetVoice Technologies, Inc. and CapRock Communications

10.15       Letter of Agreement between NetVoice Technologies
            Corporation and Duncan & Hill, LLC

10.16       Agreement between NetVoice Technologies, Inc. and Frontier
            Communications

10.17       Agreement between NetVoice Technologies, Inc. and Electric
            Lightwave, Inc.

10.18       Agreement between NetVoice Technologies, Inc. and GTE
            Internetworking

10.19 Software License and Support Agreement between NetVoice Technologies, Inc. and Portal Software, Inc.

10.20 Master Lease Agreement between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.21 Addendum to Master Lease Agreement (AA) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.22 Addendum to Master Lease Agreement (AB) between NetVoice Technologies, Inc. and Cisco Systems Capital Corporation

10.23 Addendum to Master Lease Agreement (AC) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.33 Addendum to Master Lease Agreement (AD) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.34 Addendum to Master Lease Assignment (AE) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.35 Addendum to Master Lease Agreement (AF) between NetVoice Technologies, Inc. and Sunrise Leasing Corporation (Cisco Systems)

10.36 Lease Agreement between NetVoice Technologies, LLC and Inter-Tel Leasing, Inc.

10.37 Network Agreement between NetVoice Technologies, Inc. and Inter-Tel.net, Inc.

10.38       Master Services Agreement with Signup Server, Inc.

10.39       Office Lease and First Amendment thereto

10.40       Employment Agreement with Jeff Rothell

10.41       Employment Agreement with Garth Cook

21          Subsidiaries of the Company

24.1        Consent of Schvanevedt & Company

27.1        Financial Data Schedule